SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August 29, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A. and
its subsidiaries

Interim condensed consolidated financial information
at June 30, 2007 and 2006 (unaudited) and
at December 31, 2007

TAM S.A. and subsidiaries

Condensed consolidated interim balance sheets
at June 30, 2007 (unaudited) and December 31, 2006
In thousands of reais

Assets	Note	June 30, 2007	December 31, 2006

			(Note 21 (g))

Current
Cash and banks		118,836	122,458
Marketable securities	5	2,391,781	2,330,520
Customer accounts receivable	6	964,133	780,972
Inventories	7	111,688	113,875
Taxes recoverable		145,705	67,345
Advances to aircraft manufacturers	8	156,543	221,793
Deferred income tax and social contribution	20	34,051	36,117
Prepaid expenses		129,210	117,327
Other		125,609	72,765

		4,177,556	3,863,172

Non-current
Long-term assets
Advances to aircraft manufacturers	8	671,286	130,915
Deposits in guarantee	9	176,092	144,444
Judicial deposits	17	70,007	55,577
Deferred income tax and social contribution	20	161,800	109,277
Advances to aircraft maintenances		98,721	46,596
Other		21,901	26,346

		1,199,807	513,155

Permanent assets
Other investments		70	70
Property, plant and equipment	11	847,202	791,685
Deferred charges		359	717

		847,631	792,472

		2,047,438	1,305,627

Total assets		6,224,994	5,168,799

TAM S.A. and subsidiaries

Condensed consolidated interim balance sheets
at June 30, 2007 (unaudited) and December 31, 2006
In thousands of reais	(continued)

Liabilities and stockholders’ equity	Note	June 30, 2007	December 31, 2006

			(Note 21 (g))

Current liabilities
Suppliers		347,281	346,817
Short-term debt, including current portion of long-term debt	12	306,689	221,908
Return of Fokker 100 fleet	15	8,494	11,813
Advance ticket sales	16	860,978	759,210
Obligations under finance lease and lease payable	13	68,802	69,108
Debentures	18	49,398	60,588
Salaries and payroll charges		183,044	194,128
Taxes and tariffs payable		69,623	63,783
Income tax and social contribution payable		74,285	1,993
Interest on own capital and dividends payable		523	137,629
Interest accrued on senior notes	19	7,813
Other		172,872	168,720

		2,149,802	2,035,697

Non-current
Long-term liabilities
Long-term debt	12	571,778	230,864
Obligations under financial lease	13	69,073	92,954
Return of Fokker 100 fleet	15	50,869	62,806
Provision for contingencies	17	763,457	722,761
Debentures	18	500,000	508,076
Senior notes	19	577,860
Deferred income tax and social contribution	20	55,222	56,306
Other		281	2,060

		2,588,540	1,675,827

Deferred income		11,099	11,099

Minority interest		2,783	2,744

Stockholders’ equity
Capital (representing 59,791,955 common shares and 90,771,386
preferred shares at June 30, 2007 and December 31, 2006)	21	675,000	675,000
Capital reserve	21	102,855	102,855
Revaluation reserve	21	144,424	147,874
Retained earnings reserve	21	523,657	517,703
Retained earnings		26,834

		1,472,770	1,443,432

Total liabilities and stockholders’ equity		6,224,994	5,168,799

The accompanying notes are an integral part of these consolidated financial statements.

TAM S.A. and subsidiaries

Condensed consolidated interim statement of operations
Three and six month periods ended June 30, 2007 and 2006 (unaudited)
In thousand of reais, except amounts per thousand shares

		Three-month periods		Six-month periods
		ended June 30,		ended June 30,

	Note	2007	2006	2007	2006

			(Note 21 (g))		(Note 21 (g))
Gross operating revenue
Air transportation revenues
Domestic	22	1,170,102	1,228,076	2,262,747	2,415,935
International	22	531,849	329,441	1,037,822	616,642
Cargo	22	195,269	112,522	351,950	215,621
Other operating revenues	22	156,288	153,975	314,311	239,610

		2,053,508	1,824,014	3,966,830	3,487,808

Taxes and deductions		(83,804)	(91,577)	(163,113)	(165,785)

Net operating revenue		1,969,704	1,732,437	3,803,717	3,322,023
Cost of services rendered	23	(1,406,270)	(1,143,551)	(2,759,373)	(2,176,373)

Gross profit		563,434	588,886	1,044,344	1,145,650

(Expenses) operating income
Selling	23	(386,239)	(258,001)	(652,656)	(520,135)
General and administrative	23	(141,571)	(98,326)	(256,160)	(196,490)
Management fees	23	(2,637)	(6,951)	(14,301)	(14,610)
Financial expenses	24	(149,021)	(65,390)	(234,339)	(112,823)
Financial income	24	86,288	60,845	174,016	120,412
Other operating expenses, net		(9,286)	(25,556)	(16,561)	(36,344)

		(602,466)	(393,379)	(1,000,001)	(759,990)

Operating (loss) income		(39,032)	195,507	44,343	385,660

Non-operating income(expenses), net		309	4,956	5,980	9,618

Income (loss) before income tax, social
contribution and minority interest		(38,723)	200,463	50,323	395,278

Income tax and social contribution
Current	20	(30,621)	(58,764)	(78,305)	(100,746)
Deferred	20	40,556	(7,758)	58,628	(33,678)

Income (loss) before minority interest		(28,788)	133,941	30,646	260,854

Minority interest		150	(250)	(103)	(425)

Net income (loss) for the period		(28.638)	133,691	30,543	260,429

Shares at the end of the period
(in thousands)	21	150,563	150,563	150,563	150,563

Net income (loss) per thousand shares at the
end of the period (R$)		(0.19021)	0.88794	0.20286	1.72970

The accompanying notes are an integral part of the consolidated financial statements.

TAM S.A. and subsidiaries

Condensed consolidated ínterim statement of changes in shareholders´equity
Three and six month periods ended June 30, 2007 and 2006
In thousands of reais

				Revenue reserve

	Capital	Capital reserve	Revaluation reserve	Legal	Retention of profit	Retained earnings	Total

At December 31, 2005	153,909	350,782	161,196	5,988	88,212		760,087
Prior adjustment (Note 21 (g))					(61,750)		(61,750)
Prior adjustment – Loyalty program (Note 3 (l))						(8,919)	(8,919)

Balance at the beginning of the adjustment period	153,909	350,782	161,196	5,988	26,462	(8,919)	689,418

Issue of shares (Note 21 (a))	26,381	183,619					210,000
Realization of revaluation reserve, net (Note 21 (c))			(915)			915
Net income for the period
Before the prior adjustment						111,241	111,241
Prior adjustment in 2007 according to 2006 (Note 21 (g))						15,497	15,497
Net income for the period						126,738	126,738

At March 31, 2006 (unaudited)	180,290	534,401	160,281	5,988	26,462	118,734	1,026,156

Issue of shares (Note 21 (a))	7,935	55,229					63,164
Realization of revaluation reserve, net (Note 21 (c))			(915)			915
Reversal of revaluation reserve upon disposal of aircraft engines			(2,967)				(2,967)
Net income for the period
Before the prior adjustment						97,103	97,103
Prior adjustment in 2007 according to 2006 (Note 21 (g))						36,588	36,588
Net income for the period						133,691	133,691

At June 30, 2006 (unaudited)	188,225	589,630	156,399	5,988	26,462	253,340	1,220,044

At December 31, 2006	675,000	102,855	147,874	33,786	489,871		1,449,386
Prior adjustment (Note 21 (g))						(5,954)	(5,954)

Balance at the beginning of the adjustment period (Note 21 (c))	675,000	102,855	147,874	33,786	489,871		1,443,432

Realization of revaluation reserve, net			(1,406)			1,406
Net income for the period						59,180	59,180

At March 31, 2007	675,000	102,855	146,468	33,786	489,871	54,632	1,502,612

Realization of revaluation reserve, net (Note 21 (c))			(840)			840
Reversal of revaluation reserve upon disposal of aircraft (TAM Mercosur)			(1,204)				(1,204)
Net income (loss) for the period						(28,638)	(28,638)

At June 30, 2007	675,000	102,855	144,424	33,786	489,871	26,834	1,472,770

The accompanying notes are an integral part of the consolidated financial statements.

TAM S.A. and subsidiaries

Condensed consolidated interim statement of changes in financial position
Three and six month periods ended June 30, 2007 and 2006 (unaudited)
In thousands of reais

	Three-month periods		Six-month periods
	ended June 30,		ended June 30,

	2007	2006	2007	2006

		(Note 21 (g))		(Note 21 (g))

Financial resources were generated by

Operations
Net income (loss) for the period	(28,638)	133,691	30,543	260,429
Expenses (income) not affecting working capital
Amortization of goodwill	179	179	358	358
Depreciation and amortization	27,042	24,279	54,050	47,195
Residual value of long lived assets disposals	2,871	4,105	3,475	5,393
Deferred income tax and social contribution	(38,955)	(17,936)	(56,543)	(4,597)
Provision for contingencies	2,176	48,352	40,696	24,358
Indexation charges on long-term receivables
and liabilities	(35,261)	1,514	(37,365)	(9,693)
Minority interest	(150)	250	103	425

Adjusted income for the period	(70,736)	194,434	35,317	323,868

Stockholders
Capital increase		7,935		34,316
Premium on subscription of shares		55,229		238,848

		63,164		273,164

Third parties
Transfer from long-term to current assets	513	2,131	4,020
Increase in long-term liabilities	1,001,994	62,859	1,003,052	99,773
Decrease in long-term to current assets		14,133		14,133

	1,002,507	79,123	1,007,072	113,906

Total funds generated	931,771	336,721	1,042,389	710,938

TAM S.A. and subsidiaries

Condensed consolidated interim statement of changes in financial position
Three and six month periods ended June 30, 2007 and 2006 (unaudited)
In thousands of reais	continued

	Three-month periods		Six-month periods
	ended June 30,		ended June 30,

	2007	2006	2007	2006

		(Note 21 (g))		(Note 21 (g))
Financial resources were used for

Increase in long-term assets	373,771		659,853
Property, plant and equipment	83,970	27,323	114,314	45,754
Transfer from long-term to current liabilities	39,969	25,554	67,943	59,341

Total funds used	497,710	52,877	842,110	105,095

Increase in working capital	434,061	283,844	200,279	605,843

Changes in working capital
Current assets	604,462	395,480	314,384	714,486
Current liabilities	170,401	111,636	114,105	108,643

Increase in working capital	434,061	283,844	200,279	605,843

The accompanying notes are an integral part of the consolidated financial statements.

TAM S.A. and subsidiaries

Condensed consolidated interim statements of cash flows
Three and six month periods ended June 30, 2007 and 2006 (unaudited)
In thousands of reais

	Three-month periods		Six-month periods
	ended June 30,		ended June 30,

	2007	2006	2007	2006

		(Note 21 (g))		(Note 21 (g))

Cash flows from operating activities

Net income (loss) for the period	(28,638)	133,691	30,543	260,429

Adjustments to reconcile net income (loss) to cash
provided by operating activities
Depreciation and amortization	27,042	24,279	54,050	47,195
Amortization of goodwill	179	179	358	358
Deferred income tax and social contribution	(40,556)	7,758	(58,628)	33,678
Provision for contingencies	2,176	48,352	40,696	24,358
Residual value of long lived assets disposals	2,871	4,105	3,475	5,393
Indexation charges and exchange variations, net	33,540	8,579	75,469	3,200
Other provisions	3,075	2,387	(1,038)	(1,843)
Minority interest	(150)	250	103	425

(Increase) decrease in assets
Trade accounts receivable	(28,556)	(86,211)	(187,622)	(50,033)
Inventories	12,330	(14,046)	1,732	(10,854)
Taxes recoverable	(36,598)	69,353	(78,360)	(10,304)
Prepaid expenses	(17,337)	18,411	(9,270)	9,032
Deposits in guarantee	(27,728)	(3,943)	(46,494)	(4,654)
Judicial deposits	(11,037)	5,086	(14,490)	3,799
Deferred income tax and social contribution	23	2,921	4,020	7,317
Advances to aircraft manufacturers	(303,997)	(10,720)	(529,388)	(63,301)
Advances to aircraft maintenances	(28,549)		(52,125)
Other	(88,882)	(32,969)	(59,217)	(46,928)

Increase (decrease) in liabilities
Suppliers	(60,782)	46,507	464	26,370
Financial and operating leases	(4,482)	1,702	(7,498)	2,955
Salaries and payroll charges	35,835	10,970	(11,084)	958
Advance from ticket sales	90,239	150,679	101,768	132,867
Taxes and tariffs payable	(1,491)	8,445	5,840	16,546
Income tax and social contribution payable	30,599	(41,908)	72,292	(4,323)
Return of Fokker 100 fleet	(6,030)	(6,596)	(9,295)	(8,202)
Other	23,860	(28,738)	8,781	(60,288)

Net cash provided by (used in) operating activities	(423,044)	318,523	(664,918)	314,150

TAM S.A. and subsidiaries

Condensed consolidated interim statements of cash flows
Three and six month periods ended June 30, 2007 and 2006 (unaudited)
In thousands of reais	continued

	Three-month periods		Six-month periods
	ended June 30,		ended June 30,

	2007	2006	2007	2006

		(Note 21 (g))		(Note 21 (g))

Cash flows from investing activities

Acquisition of property, plant and equipment	(83,970)	(27,323)	(114,314)	(50,983)

Net cash provided by (used in) investing activities	(83,970)	(27,323)	(114,314)	(50,983)

Cash flows from financing activities

Capital increase		63,164		273,164
Dividends paid	(2)	(3)	(137,106)	(29,045)
Short and long-term debt:
Issuance	885,198	304,586	1,275,225	611,126
Repayments (interests included)	(490,195)	(291,343)	(850,119)	(532,721)
Operating lease:
Repayments (interests included)	(2,521)	(4,616)	(5,692)	(8,389)
Debentures:
Repayments (interests included)	(7,729)	(6,887)	(52,517)	(13,558)
Senior notes:
Issuance	607,080		607,080

Net cash provided by financing activities	991,831	64,901	836,871	300,577

Increase in cash and banks and financial
investments	484,817	356,101	57,639	568,973

Cash and banks and financial investments at the
end of the period	2,510,617	1,564,425	2,510,617	1,564,425
Cash and banks and financial investments at the
beginning of the period	2,025,800	1,208,324	2,452,978	995,452

Change in cash and banks and financial
investments	484,817	356,101	57,639	568,973

Supplemental disclosure of cash flow information:
Interest paid	18,863	9,530	67,093	17,720
Income taxes paid	16,334	8,679	38,322	78,229

The accompanying notes are an integral part of the consolidated financial statements.

TAM S.A. and subsidiaries

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2007 and 2006 (unaudited) and
December 31, 2006
In thousands of reais, unless otherwise indicated

1 Operations

TAM S.A. ("TAM'' or "Company'') was incorporated in 1997, to invest in companies which carry out air transportation activities. The Company's principal subsidiary, TAM Linhas Aéreas S.A. ("TLA''), operates in the transportation of passengers and cargo within Brazil and on international routes. In September, 2003, the Company acquired Transportes Aéreos del Mercosur S.A. ("Mercosur''), an airline headquartered in Asunción, Paraguay, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia.

In April 2007, TAM Capital Inc. (“TAM Capital”) and TAM Financial Services 1 Limited (“TAM Financial”) were constituted, wholly-owned subsidiaries TLA and both headquartered in Cayman Islands.

The TLA quarterly financial information is based on the consolidation of its subsidiaries Fidelidade Viagens e Turismo Ltda. (“Fidelidade”) which operates as a travel and tourism agency under the name of TAM Viagens, TAM Capital and TAM Financial Services 1 Limited whose main activities involve aircraft acquisition and financing.

On June 13, 2005 the Company concluded a public offering of its shares on the São Paulo Stock Exchange (“BOVESPA”), which raised funds for the acquisition/lease of narrow bodied aircraft (predominantly the Airbus A320), to renovate and expand its fleet, in line with its strategy to consolidate its leadership in the domestic market and further our participation in the international market. On July 15, 2005, the over-allotment option was exercised by underwriters of the public offering. With the same objective, on March 10, 2006 the Company made an additional Public Offering – this time on the BOVESPA and the New York Stock Exchange – NYSE, which was concluded on April 6, 2006, with the exercise of a supplementary lot of shares as permitted by the Preferential Share Distribution agreement.

2 Presentation of the interim financial information

The interim financial information has been prepared in accordance with the accounting practices adopted in Brazil ("Brazilian GAAP'') which are based on:

  Brazilian Law No. 6.404/76, as amended by Brazilian Law no. 9,457/97 and Brazilian Law N° 10,303/01;

  the rules and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários, or "CVM''); and

  the accounting standards issued by the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil, or "IBRACON'').

The Company also utilizes the chart of accounts issued by the Civil Aviation National Agency (Agência Nacional de Aviação Civil, or "ANAC'') (formerly the Civil Aviation Department – DAC).

The financial statements for the year ended December 31, 2006 and the financial information for the three and six months periods ended June 30, 2006 were adjusted by recognizing all financial instrument derivatives at their fair value, as described in the Note 21 (g). In accordance with CVM Deliberation n° 506/06, prior periods were restated. The Brazilian GAAP differs in significant aspects of U.S. GAAP. For information add regarding the differences between Brazilian GAAP and U.S. GAAP, and the reconciliation of the net profits and stockholders’ equity, see note 31.

The Company presents its statement of cash flows as supplementary information. The statement of cash flows was prepared in accordance with the relevant IBRACON standard (which is similar to IAS 7, except for the definition of cash and cash equivalents), and reflects the main operations that affected the Company's cash and banks and financial investments. Cash and banks consist of highly liquid cash deposits and financial investments as described in Note 5.

However, in the Company’s opinion, the interim financial information presented herein includes all adjustments necessary for a fair presentation of the results for interim periods. The result of operations for the three and six month period ended June 30, 2007 is not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2007.

3 Significant accounting practices

(a) Determination of results of operations

Results of operations are determined on the accrual basis of accounting. Revenue is recognized, as follows:

i. air transportation revenues (passengers and cargo) is recognized when transportation services are rendered;

ii. tickets sold but not yet used related to advances ticket sales are registered as current liabilities;

iii. revenue for unused tickets is recognized on the ticket expiration date, which is one year after the issuance date of the ticket; and

iv. other operating revenues represented by fees arising from alterations to flight reservations, sub-lease of aircraft and other services are recognized when the service is provided. Other operating revenues also includes revenue from partnerships with the Fidelity program for frequent flyers ("TAM Loyalty Program'') which is recognized when the points are issued to participants.

(b) Accounting estimates

The preparation of consolidated interim financial information in conformity with Brazilian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial information and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used for, but not limited to: the useful life of property, plant and equipment, allowance for doubtful accounts, allowance for inventories, deferred income tax assets, provision for contingencies and tax obligations under judicial dispute, valuation of derivative instruments, and assets and liabilities related to employees' benefits.

(c) Foreign currency

Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate ruling at the balance sheet date. Foreign exchange differences arising on translation are recognized in the statements of operations.

(d) Current and non-current

• Financial investments

The financial investments are initially recorded at acquisition cost and subsequently at market value. Investment funds are recorded at market value and are classified under financial investments under Brazilian GAAP.

• Allowance for doubtful accounts receivable

The allowance for doubtful accounts receivable is established in an amount considered sufficient by management to cover expected losses incurred in the collection of those credits.

• Inventories

Inventories, consisting of parts and materials to be used in maintenance and repair services, are stated at the average purchase cost, which is lower than replacement cost. Additionally, inventories are reduced by a provision for obsolete items, when applicable.

• Advances for aircraft maintenance

An advance for aircraft maintenance represents prepayment of maintenance to lessors under some of our operating lease agreements. As the Company presents proof of the performance of such maintenance, the related advances are reimbursed.

• Goodwill and negative goodwill

Goodwill related to the purchase of a minority interest in TLA, is based substantially on expected future profitability, and is being amortized over ten years, as from the date at which benefits are first generated. Upon consolidation the goodwill is reclassified to “Deferred charge” under Brazilian GAAP.

Negative goodwill will be amortized upon the divestiture or write-off of this investment, and is recorded in the balance sheet as “Deferred income”.

• Property, plant and equipment

Property, plant and equipment are recorded at the cost of acquisition, formation or construction, plus annual revaluation of aircraft, flight equipment land and building to their fair market values. Depreciation is recorded using the straight-line method Note 11, and takes into account the estimated useful lives of assets.

Maintenance expenses are recorded using the built-in overhauls method and is amortized through the next scheduled maintenance. Amortization of capitalized maintenance is recorded within cost of services rendered.

• Other current receivables and long-term assets

Other current receivables and long-term assets are presented at net realizable values.

(e) Current and long-term liabilities

Current and long-term liabilities are stated at the known or estimated amounts, including, when applicable, accrued indexation charges and exchange rate variations.

(f) Provisions

Provisions are recognized when the Company has a legal or constituted obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

(g) Advance ticket sales

Advances from ticket sales represent the liabilities connected with tickets sold and not yet used in the last 12 months. Such amounts are recognized in income when the associated service is carried out or when the tickets expire.

(h) Pension plan and benefits to employees

TLA sponsors private defined contribution and defined benefit pension plans. In accordance with CVM Deliberation n° 371/00, the Company recognizes the actuarial liability, which was initially calculated in 2001, in the statements of operations, over a five year period until 2006. For subsequent periods, obligations are actuarially determined and accrued in the statement of operation. On November 21, 2006, the Supplementary Retirement Secretariat (the “SPC”) approved the proposal to migrate participants from the “defined benefits” plan to the “defined contribution” plan.

(i) Income tax and social contribution

Current and deferred income tax and social contribution are recorded based on composite statutory rates.

Deferred tax loss carry forwards are recorded in accordance with CVM Instruction n° 371/02, and consider past profitability and expectations of future taxable income. Income tax and social contribution available for offset against tax payable are limited to 30% of annual taxable income in any single year.

The Company also recognized deferred income tax and social contribution on temporary differences, including liabilities over the surplus generated by the revaluation of assets.

(j) Leases

• Finance lease

Recorded in a specific account to reflect our liability in relation to lease contracts where the lessee holds a bargain purchase option to acquire the asset.

• Operating lease

Operating leases are all leases other than finance leases. Liabilities and the respective expenses of this type of lease are recognized as incurred.

(k) Financial instruments

TLA contracts operations involving financial instruments with the objective of mitigating exposure to interest rate risk, exchange rate risk and fuel price variations. These risks are managed by defining operational strategies and establishing control systems.

In the quarter ended March 31, 2007, the Company, pursuing on going improvements in best corporate governance practices and financial controls, changed its accounting practice and recognizing financial instruments under fair value market. For purposes of comparison, the balance sheet and income statements of previous period include here in have been restated to show the effects retroactively.

(l) TAM Loyalty Program

The Company sponsors a program (TAM Loyalty Program) to award frequent flyers, whereby points are accumulated from TAM flights or flights with partner airline companies, or upon making purchases using the TAM Loyalty Program credit card, or using the services and products of partner entities.

On June 30, 2007, TLA's customers had earned points which had not been utilized.

During the quarter ended at March 31, 2006 the Company, pursuing on-going improvements in best corporate governance practices and financial controls, changed its accounting practice and accrued a provision for future liabilities relating to the Loyalty Program.

The effect of this change – in the amount of R$ 8,919 was recorded directly to stockholders' equity under retained earnings, net of the tax effect of R$ 4,597.

The Company adopts the incremental cost method to recognize its obligation to honor the program benefits, by estimating total expenses of redeeming these tickets, taking into account the current average capacity levels of the flights and marginal cost, per passenger transported (basically insurance and catering). Revenue resulting from the TAM Loyalty Program partnerships, from credit cards, hotels, rental car and others are recorded when the points are issued to participants.

4 Consolidated Interim financial information

The consolidated interim financial information included the interim financial information of TAM and its subsidiaries, as listed below:

		Economic ownership (%)

	Date of consolidated
	interim financial
	information	June 30, 2007	December 31, 2006

TAM Linhas Aéreas S.A.	June 30, 2007	100.00	100.00
Fidelidade Viagens e Turismo Ltda.	June 30, 2007	99.99	99.99
TAM Capital Inc.	June 30, 2007	100.00
TAM Financial Service 1 Limited	June 30, 2007	100.00
TAM Transportes Aereos del Mercosur	May 31, 2007	94.98	94.98

Description of main consolidation procedures

i. Elimination of intercompany asset and liability account balances;

ii. Elimination of investment in the subsidiaries' capital, reserves and retained earnings;

iii. Elimination of intercompany income and expense balances;

iv. Identification of minority interests in subsidiaries;

v. Additionally, the revaluation of Mercosur’s property, plant and equipment has been considered in the consolidated financial statement, in order to assure consistency with the Company’s accounting practices, without having adjusted the corporate books in the country of origin; and

vi. The interim financial information of the company headquartered abroad (Mercosur) were translated into reais at the exchange rate at the balance sheet date.

5 Financial investments

	June 30,	December 31,
	2007	2006

Denominated in local currency
Investment funds (cash and cash equivalents)	146,753	177,049
Investment funds (trading)	1,496,927	2,054,368
Bank deposit certificates		2,962
Others (trading)	75,838	84,846

	1,719,518	2,319,255

Denominated in foreign currency
Bank deposit certificates (cash and cash equivalents)	387,595
Bank deposit certificates	276,942
Investment funds (trading)	7,726	11,295

	672,263	11,295

	2,391,781	2,330,520

Investment funds represent shares in exclusive funds, which principally include shares in money market funds, federal government securities, bank deposit certificates, debentures and may include derivatives related to such securities.

6 Customers accounts receivable

(a) Composition of balances

			June 30,	December 31,
			2007	2006

	Domestic	International	Total	Total

Credit cards	486,958	28,558	515,516	437,627
Travel agencies	245,291	42,673	287,964	218,746
Account holders	52,716	6,086	58,802	25,917
Other airlines	1,788	3,957	5,745	29,799
Cargo agencies	5,151	39,492	44,643	20,583
Prepaid checks	13,326		13,326	13,412
Others	67,528	13,458	80,986	73,275

Total	872,758	134,224	1,006,982	819,359

Allowance for doubtful accounts	(35,982)	(6,867)	(42,849)	(38,387)

Total	836,776	127,357	964,133	780,972

(b) Change in the allowance for doubtful accounts

	Three-month periods		Six-month periods
	ended June 30,		ended June 30,

	2007	2006	2007	2006

Balance at the beginning of the period	39,580	24,051	38,387	31,536

Increases (recorded as “sales expenses”)	3,419	3,645	4,842	4,978
Recoveries	(150)	(1,308)	(380)	(10,126)

Balance at the end of the period	42,849	26,388	42,849	26,388

7 Inventories

(a) Composition of balances

	June 30,	December 31,
	2007	2006

Spare parts and material for repairs and maintenance	115,601	114,194
Other inventories	7,496	10,635

Total	123,097	124,829

Provision for loss on realization	(11,409)	(10,954)

Total	111,688	113,875

“Other inventories” is mainly composed of uniforms, stationary and catering items.

(b) Change in provision for loss on realization of inventory

The changes in provision for obsolete inventories are summarized as follows:

	Three-month periods		Six-month periods
	ended June 30,		ended June 30,

	2007	2006	2007	2006

Balance at the beginning of the period	11,419	12,184	10,954	12,527

Additions (recorded as “cost of services rendered”)	2,083	244	2,598	268
Reversal	(2,093)	(195)	(2,143)	(562)

Balance at the end of the period	11,409	12,233	11,409	12,233

8 Advances to aircraft manufacturers

At June 30, 2007, advances to aircraft manufactures (current and non-current) are represented by U.S. dollar denominated contractual prepayments, made to the manufacturer, of R$ 827,829 (December 31, 2006 - R$ 352,708), equivalent to US$ 429,773 thousand (December 31, 2006 – US$ 164,971 thousand). Of this amount, R$ 671,286 (December 31, 2006 – R$ 130,915) refers to aircraft which will be delivered in long-term.

The advances are classified as current and non current assets, since TLA is guaranteed reimbursement of these amounts when the aircraft is leased by the manufacturer, or when the financing for the equipment is agreed.

9 Deposits in guarantee

Deposits and collaterals in guarantee relating to the lease of aircraft and engines serve mainly to guarantee payments of operating lease installments. Such deposits and collaterals are denominated in U.S. dollars, and accrue interest based on the London Interbank Offered Rate ("LIBOR'') plus a spread of 1% per annum (p.a.). The terms for redemption are defined in the lease contracts.

10 Related-party transactions

At June 30, 2007, TLA received from Táxi Aéreo Marília S.A. ("Marília"), a company under common control, R$ 284 and R$ 588 for the three and six periods ended June 2007 recorded as “cost of services rendered” (June 30, 2006 – R$ 279 and R$ 568), relating to services provided, such as the use of its importations area and aircraft insurance.

TLA and TAM Marília agreed to share the utilization of the hangar located by the Congonhas airport, for a period of 10 years.

TLA paid to TAM Marília R$ 15,500 and may use the facilities and the infra-structure of the hangar, providing the same cargo services, as those previously provided in the old cargo terminal. The total amount was established based on valuation reports performed by independent companies, reflecting the economic premium obtained by such a location in TLA cargo activities.

The Company and its subsidiaries signed a contract on March, 2005 with TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S.A. ("TAM Milor") for the right to use the "TAM" brand. This contract establishes a monthly fee, adjusted annually by IGPM, which totaled to R 3,637 and R$ 7,194 for the three and six periods ended at June 30, 2007 (2006 – R$ 3,550 and R$ 7,017), recorded as “Administrative expenses”.

11 Property, plant and equipment

(a) Composition of balances

			June	December
			30, 2007	31, 2006

					Annual average
		Accumulated			depreciation
	Cost	depreciation	Net	Net	rate - %

Flight equipment	819,105	(374,649)	444,456	418,695	8.96
Land and Buildings	217,043	(14,556)	202,487	207,467	2.82
Computers and software	104,300	(51,273)	53,027	55,522	20.00
Machinery and equipment	69,872	(34,214)	35,658	33,049	10.00
Furniture, fixtures and facilities	27,430	(12,930)	14,500	11,837	10.00
Vehicles	35,702	(27,920)	7,782	7,292	20.00
Software	11,963	(640)	11,323		33.33
Construction in progress	45,427		45,427	43,406
Other	44,808	(12,266)	32,542	14,417	6.70

	1,375,650	(528,448)	847,202	791,685

“Flight equipment” includes engines and spare parts, “Other” is mainly composed of improvements carried out on the runway at the São Carlos Technology Center.

The liens (Note 12) on property, plant and equipment amounted to R$ 110,499 (December 31, 2006 – R 110,499).

TLA has operational leasing agreements described at Note 14.

(b) Revaluation (Note 21 (c))

TLA, updated its revaluation of aircraft engines and properties at November 30, 2006, based on an independent revaluation report issued by Engeval Engenharia de Avaliações S/C Ltda, which was approved at the Extraordinary Board Meeting held on December 29, 2006. This revaluation resulted in an increase in stockholders’ equity of R$ 9,541 or R$ 7,332 net of tax. The revaluation was based on the current fair market value of the assets. When applicable, new estimates of useful lives of these items were determined.

Mercosur revalued its aircraft engines and property at November 30, 2006, based on an independent revaluation report. This revaluation resulted in a decrease in the Company’s stockholders’ equity, of R$ 601. The revaluation was based on the current fair market value of the assets.

As required by CVM Deliberation n° 183/95, upon realization of the revaluation reserve R$ 840 and R$ 2,246 was appropriated to the “Retained earnings” in the three and six month periods ended June 30, 2007 (2006 – R$ 915 and R$ 1,830), respectively.

12 Short and long-term debt

			Payment terms and	June 30,	December 31,
	Guarantees	Interest rates (weighted average)	year of last payment	2007	2006

Local currency
Leasing of IT equipment	Promissory note of R$ 8,264	Fixed interest to 3.0% p.a. to 23.4% p.a. (12.0% p.a.)	Monthly until 2008	20,005	7,534
Leasing of IT equipment	Promissory note of R$ 13,497	CDI + 1.3% p.a. to 3.0% p.a. (2.9% p.a.)	Monthly until 2010	14,731	32,269
FINEM – Sub credit A	Lien over assets and accounts receivable	TJLP + 4.5% p.a.	Monthly until 2011	65,696	72,979
FINEM – Sub credit B	Lien over assets and accounts receivable	Basket of currencies BNDES + 3.0% p.a.	Monthly until 2012	9,549	11,762
Compror	No guarantee	101.0% p.a. to 103.0% p.a. CDI (12.3% p.a.)	Monthly until 2007	210,526	129,952
Others	Liens good + promissory notes of R$ 7,131	TJLP + 3.04% p.a. to 5.5% p.a. (10.3% p.a.)	Monthly until 2012	7,094	6,006

Total in local currency				327,601	260,502

Foreign currency
		Fixed interest 5.6% p.a. to 6.3% p.a. and 12 month
FINIMP	Promissory note of US$ 21,762 thousand	LIBOR + 0.2% to 1.6% p.a. (5.8% p.a.)	Annual until 2009	131,287	134,113
International Finance Corporation -IFC	Guarantee deposit of US$ 2,500 thousand	6 month LIBOR+ 3% p.a. (8.3% p.a.)	Six-monthly until 2012	50,668	42,083
Leasing renegotiation	Letter of guarantee	Fixed instalments of US$ 55 thousand	Monthly until 2022	12,372	14,014
Financing - Machinery and equipment	Guarantee deposit	1 month LIBOR + 5.0% p.a. (10.3% p.a.)	Monthly until 2008	880	1,308
Financing – Advances to aircraft
manufactures	Unconditionally guarantee	1 month LIBOR + 0.6% p.a.	Monthly until 2008	354,982
Others	Promissory notes of US$ 3,165 thousand	6 month LIBOR or fixed interest (8.5% p.a.)	Monthly until 2007	677	752

Total in foreign currency				550,866	192,270

Total in local and foreign currency				878,467	452,772

Current				(306,689)	(221,908)

Non-current				571,778	230,864

FINIMP – Import Financing.
FINEM – Government Agency for Machinery and Equipment Financing.
TJLP – Long-term Interest Rate.
CDI – Interbank Deposit Certificate.

Long-term amounts mature as follows:

	June 30,	December 31,
Year	2007	2006

2008	424,716	79,092
2009	86,294	90,437
2010	25,478	24,548
2011	22,632	22,818
2012	3,664	3,997
After 2012	8,994	9,972

	571,778	230,864

On December 16, 2005, the Company signed a loan agreement contract with the International Finance Corporation – IFC – in the amount of US$ 50 million, US$ 33 million to be used for the financing of advances to aircraft manufacturers for future aircraft and US$ 17 million as working capital. In the six months ended June 30, 2006, the US$ 17 million working capital portion was drawn down. In the second semester of 2006, US$ 3.9 million was used for financing pre-payments to aircraft manufacturer. Liens on equipment and liens on accounts receivable have been offered to secure the loan.

The Company is subject to covenants under its loan facilities such as financial ratios, limitation of issuance of new debt facilities and priority of prepayment of loans. As of June 30, 2007 the Company is in compliance with all of its covenants.

13 Leases Payable

		Monthly
		payments
		with final	June 30,	December
	Rates (Weighted average)	due date	2007	31, 2006

Foreign currency denominated
Airbus A319/A320 engines	6-Month LIBOR (5.4% p.a.)	2015	38,353	46,166

Airbus A330 engines and spare parts	1-Month LIBOR (5.3%p.a.)	2009	4,599	5,939

Refinancing of operational lease installments:	1-Month LIBOR (5.3% p.a.)	2009	19,170	24,365
	6-Month LIBOR (5.4% p.a.)	2016	51,075	73,465
	3-Month LIBOR (5.4%p.a.)	2009	12,677	8,247
	Fixed interest of from 1.1% p.a.	2009	12,001	3,880

			137,875	162,062

Current			(68,802)	(69,108)

Non-current			69,073	92,954

Long term finance leases and operating lease liabilities mature as follows:

	June 30,	December
Year	2007	31, 2006

2008	16,397	27,814
2009	19,963	27,765
2010	9,796	13,691
2011	9,380	8,631
2012	5,233	5,845
After 2012	8,304	9,208

	69,073	92,954

14 Commitments

(a) Operating leases

TLA has obligations arising from operating lease commitments. The obligations under these lease commitments are not reflected in the balance sheet because the contracts do not include purchase options for the aircraft subject to the lease agreements. These operating leases cover: 17 Fokkers-100, 15 Airbus A319, 61 Airbus A320, 10 Airbus A330 and 3 MD-11 (December 31, 2006 - 21 Fokkers-100, 14 Airbus A319, 50 Airbus A320 and 10 Airbus A330). These contracts are for average to 102 months and are denominated in north american dollar and LIBOR. The cost of aircraft leases, recognized in the consolidated statement of operations in “Costs of services rendered”, R$ 185,571 and R$ 405,159 for the three and six month periods ended June 30, 2007 (2006 – R$ 181,649 and R$ 343,798), respectively equivalent to US$ 93,638 thousand and US$ 198,102 thousand (2006 – US$ 83,146 thousand and US$ 156,792 thousand), respectively.

In addition, to meet the payment conditions established by contract, the Company offered promissory notes guaranteed by TAM totaling at June 30, 2007 US$ 50,982 thousands (December 31, 2006 – US$ 60,943 thousands).

Future disbursements due on these contracts (expressed for purpose of convenience in north americandollars, at the balance sheet exchange rates) are as follows:

Future disbursements due by year are as follows:

		Monthly	Thousands of north
		payments with	American dollars

		final due	June 30,	December
	Rates (weighted average)	payment in	2007	31, 2006

Airbus A319	1-Month Libor (5.3% p.a.)	2014	113,704	115,713
	3-Month Libor (5.4% p.a.)	2013	35,696	15,279
	6-Month Libor (5.3% p.a.)	2020	169,230	177,065

Airbus A320	Fixed interest to 4.0% p.a.	2012	52,875	65,708
	1-Month Libor (5.3% p.a.)	2015	158,924	124,924
	3-Month Libor (5.3% p.a.)	2022	560,073	419,584
	6-Month Libor (5.3% p.a.)	2020	613,774	505,146

Airbus A330	6-Month Libor (5.3% p.a.)	2017	427,362	443,196
	Fixed interest to 4.8% p.a. to 5.4% p.a. (5.3% p.a.)	2020	218,026	231,110

Fokker 100	Fixed interest 1.10% p.a. to 2.0% p.a. (1.1% p.a.)	2011	53,371	73,934
	6-Month Libor (5.4% p.a.)	2007	2,806	6,961

MD 11	Fixed payment US$ 399	2008	14,365

Airbus engines	Fixed interest 0.92% p.a. to 1.01% p.a. (0.96% p.a.)	2011	13,276	7,143
	6 Month Libor (5.1% p.a.)	2014	7,722	8,359

			2,441,204	2,194,122

Long term finance leases and operating lease liabilities mature as follows:

	Thousands of north American dollars

Year	June 30, 2007	December 31, 2006

2007	203,102	332,949
2008	374,798	307,169
2009	328,067	276,941
2010	306,129	264,053
2011	287,685	247,434
2012	268,405	231,711
After 2012	673,018	533,865

	2,441,204	2,194,122

(b) Commitments for future aircraft acquisition

In 1998, TLA signed an agreement to purchase Airbus aircrafts. Out of this contract, TLA had at June 30, 2007, commitment to purchase 2 A320 aircrafts to be delivered through 2008.

In 2005, the Company signed an amendment to the contract with Airbus for the firm purchase of 20 Airbus A320 with an additional 20 options for the same aircraft family (including A319, A320 and A321), remaining 18, the delivery of the A320 family aircraft are scheduled up to 2010.

In 2006 the Company finalized the contract to acquire a further 37 Airbus aircraft (15 A319, 16 A320 and 6 A330) for delivery by 2010.

Also in 2006, the Company contracted the purchase of 4 new Boeing 777-300 ER with 4 options for the same aircraft.

The Company and the Boeing had also signed a short leasing operation for 3 aircrafts MD-11, that will serve as a bridge lean until the delivery of the 4 B777-300 ER.

In 2007, the Company announced the acquisition of four additional new Boeing 777-300 ERs. So, the Company has eight an agreement to purchase Boeing for this aircraft.

On June 28, 2007, the Company also signed a Memorandum of Understanding signaling its intention to purchase 22 Airbus A350XWB models 800 and 900, with more 10 options; the A350 aircrafts will be delivered between 2013 and 2018. Additionally, the Company had confirmed the exercise of four options for Airbus A330, where two A330 will be delivered in 2010 and other two A330 will be delivered in 2011. The exercise of these four Airbus A330 is related to the agreement signed at the end of 2006.

15 Return of the Fokker 100 fleet

As a result of the agreement to return of the Fokker 100 fleet, on December 19, 2003, TLA cancelled 19 lease contracts, of which ten were finance leases and nine were operating leases. These aircraft, as from the date of the renegotiated lease contracts up to their return, are under operating leases.

TLA agreed to pay a contractual rescission penalty in 30 consecutive quarterly installments, between April 2004 and July 2011 in the original amount of R$ 94,188. This amount was recognized in the statement of operations in the year ended December 31, 2003. TLA also renegotiated the rescheduled overdue installments in the original amount of R$ 49,599.

At June 30, 2007, the total commitment under the Fokker 100 fleet operating leases arrangements amounted to R$ 59,363 (December 31, 2006 – R$ 74,619), equivalent to US$ 30,819 thousand (December 31, 2006 – US$ 34,901 thousand), of which R$ 8,494 (December 31, 2006 – R$ 11,813) is classified in current liabilities.

Non-current maturities have the following distribution:

Year	June 30, 2007	December 31, 2006

2008	5,715	12,659
2009	15,184	16,854
2010	17,209	19,101
2011	12,761	14,192

	50,869	62,806

16 Advanced ticket sales

At June 30, 2007, the balance of advance ticket sales is represented by 2,623,582 (December 31, 2006 –2,263,942) ticket coupons sold but not yet used.

17 Provision for contingencies and judicial deposits

Management of TLA and Mercosur recorded provisions for the estimated loss for amounts being disputed in court for those cases, as judged by the Company’s outside legal counsel, where loss to the Company is deemed probable, and for those amounts considered legal obligations under laws or decrees despite the Company’s questioning legislation.

At June 30, 2007 the amount of provisions and corresponding deposits into court are summarized below:

				December
			June 30, 2007	31, 2006

	Provisions for	Judicial
	contingencies	deposits	Net	Net

Tax obligations
Contribution for Social Security - COFINS (i)	279,988	(25,397)	254,591	274,835
Social Integration Program PIS (i)	88,656	(8,450)	80,206	73,323
Additional tariff (ii)	282,708		282,708	247,790
Withholding income tax (IRRF) on leases	12,309		12,309	11,910
Staff fund (iii)	59,987		59,987	50,514
Income tax		(3,164)	(3,164)	(3,164)
Others	8,416	(16,471)	(8,055)	13

	732,064	(53,482)	678,582	655,221

Labor contingencies (iv)	13,891	(9,201)	4,690	(3,845)
Civil contingencies	17,502	(7,324)	10,178	15,808

	763,457	(70,007)	693,450	667,184

(i) Corresponds to the discussion of the constitutionality of the change in the tax base of the PIS and the increase in the contribution and basis of calculation of COFINS, introduced under Law n° 9718/98. Judicial deposits were made for certain months, and others TLA is supported by judicial measures. These amounts, net of judicial deposits, are updated based on the SELIC.

On November 9, 2005, the Supreme Federal Court ruled that the change in the tax base was unconstitutional. During the first quarter, the Company has been successful in obtaining favorable ruling on one process which has enabled the partial reversal of established provision in the amount of R$ 7,560, where R$ 3,496 has been from administrative expenses and R$ 4,064 from financial expenses. At June 30, 2007, seven processes are yet to be judged.

(ii) Corresponds to the collection of 1% on the amount of fares of all tickets sold for regular domestic routes which are not supplemented. TLA management, based on the opinion of its outside legal counsel, is contesting the constitutionality of this collection, and non-payment is supported by a judicial order.

(iii) Corresponds to the collection of 2.5% on the payroll for on the payroll for private social service and professional formation entities. TLA management, based on the opinion of its outside legal counsel, is contesting the constitutionality of this collection, and the non-payment is supported by a judicial order.

(iv) On March 31, 2007 judicial deposits have a value in excess of the contingency provision because of judicial withholding orders and judicial deposits for contingencies not included within the provision which is recorded in accordance with the CVM’s Orientation n° 15/87.

The changes in provision for contingencies and tax obligations under judicial dispute are summarized as follows:

	Three-month periods		Six-month periods
	ended June 30,		ended June 30,

	2007	2006	2007	2006

At beginning of the period	761,281	630,108	722,761	654,101
Increase (recorded as “administrative expenses”)	52,050	76,581	138,793	150,272
Reversals (recorded as “administrative expenses”)	(40)		(462)	(852)
Payments	(49,834)	(28,230)	(97,635)	(125,062)

At the end of the period	763,457	678,459	763,457	678,459

The Company and its subsidiaries are involved in other contingencies involving fiscal, labor and civil claims in the amount of R$ 396,426 at June 30, 2007 (December 31, 2006 - R$ 292,242). Based on the opinion of its legal counsel, the Company believes that the chances of success for the remaining amounts are probable and therefore, no provision has been recorded.

18 Debentures

The outstanding balance per issue is set out below:

			Amount	June 30,	December
Issue Date	Series	Quantity	issued	2007	31, 2006

TAM
August 1, 2006	Exclusive	50,000	10,000	525,253	528,573
TLA
April 22, 2003	First	473,006	47,301	12,574	21,282
April 22, 2003	Second	222,835	22,284	5,924	10,026
May 16, 2003	Third	177,165	17,717	5,647	8,783

		873,006	87,302	24,145	40,091

Total				549,398	568,664

Current				(49,398)	(60,588)

Non-current				500,000	508,076

TAM

On July 7, 2006 Board of Directors approved the issue for public distribution of nominative, non-convertible debentures with no guarantee or preference but for provided by TLA.

The debentures have a nominal value of R$ 10,000 and a term of six years, the repayment terms call for three successive, equal, annual payments the first of which falls due on August 1, 2010.

Interest is to be paid every six months at a rate equivalent to 104.5% of the CDI as calculated and published by CETIP – the custodian and liquidation chamber.

TLA

At the Extraordinary General Meeting held on April 7, 2003 stockholders approved the private issuance of non-convertible debentures, without the issuance of warrants or certificates, with nominal value of R$ 100.00 each. These debentures have already been placed in three series. Each series falls due 60 months after the subscription date.

Debentures are guaranteed by a pledge of credit rights, and interest is 4.75% per annum plus Long-Term Interest Rate (TJLP).

The guarantee offered corresponds to the cash balance deposited by travel agents and held at Bank Boston Banco Multiplo S.A. (Itaú), on each 24th day of the month, in amounts considered sufficient to settle the monthly installments.

19 Senior notes

On April 25, 2007, TAM Capital Inc., has issued 7.375% US$ 300 million senior guaranted notes due 2017 (“Notes”) in a transaction under the United State Securities Act of 1933, as amended. At June 30, 2007, the outstanding amount of the Notes was R$ 585,673, equivalent to US$ 304,056 thousand, including R$ 7,813 of interest accrued classified as current liabilities.

20 Income tax and Social Contribution

(a) Reconciliation between nominal and effective income and social contribution taxes

	Three-month periods		Six-month periods
	ended June 30,		ended June 30,

	2007	2006	2007	2006

		(Note 21 (g))		(Note 21 (g))
Income before income tax and social
contribution	(38,723)	200,463	50,323	395,278
Composite statutory rate - %	34%	34%	34%	34%

Nominal income tax and social contribution	13,166	(68,157)	(17,110)	134,395
Non deductibles/non taxables items	(3,231)	1,635	(2,567)	(29)

	9,935	(66,522)	(19,677)	(134,424)

Income tax and social contribution
Current expense	(30,621)	(58,764)	(78,305)	(100,746)
Deferred (expense) benefit	40,556	(7,758)	58,628	(33,678)

	9,935	(66,522)	(19,677)	(134,424)

(b) Composition deferred income tax and social contribution assets

	June 30,	December 31,
	2007	2006

		(Note 21 (g))

Social contribution carry forwards	2,165	8,251
Temporary differences	193,686	137,143

	195,851	145,394

Current	(34,051)	(36,117)

Non-current	161,800	109,277

The temporary differences are basically related to contingency provisions, allowance for doubtful accounts and exchange variations. Income tax losses and negative basis of social contribution carry forwards do not expire.

(c) Deferred income tax and social contribution tax liabilities

As prescribed by CVM Deliberation 273/98, the revaluation reserve recorded by TLA at June 30, 2007 is net of income and social contribution charges of R$ 55,222 (December 31, 2006 – R$ 56,306).

21 Shareholder’s equity

(a) Capital

As at June 30, 2007, subscribed and paid-in capital is comprised of 150,563,341 shares (December 31, 2006 – 150,563,341), of which 59,791,955 are common shares (December 31, 2006 – 59,791,955) and 90,771,386 are preferred shares (December 31, 2006 – 90,771,386). Authorized capital amounts to R$ 1,200,000 (December 31, 2006 – R$ 1,200,000) and can be increased upon issuance of common and preferred share with the Board of Directors’ approval.

At June 30, 2007 the Company did not hold any shares in treasury.

Common share confer to its bearer the right to vote in general meetings.

The preferred shares do not have the right to vote in general meetings, except in limited matters, however, they have priority in the distribution of dividends, priority in capital reimbursement, without any premium, in the event the Company is liquidated and the right to participate, under the same terms as the common shares, in the distribution of any benefits to the stockholders.

On June 13, 2005 the Board of Directors approved the primary public offering of 21,133,000 preferred shares issued by the Company and the secondary offering of 9,057,000 preferred shares. The price of the primary offering of preferred shares was R$ 18.00 per share.

In July, 2005, as a result of the exercise of the over-allotment option under the preferred shares distribution agreement related to the June 2005 public offering of shares, the Company issued 197,120 preferred shares at the price of R$18.00 per share. The over-allotment option was approved by the Company.

On March 10, 2006 the Board of Directors approved the global offering of 5,000,000 preferred shares issued by the Company and the secondary offering of 30,618,098 preferred shares. The price of the primary offering of preferred shares was R$ 42.00.

In April, 2006, as a result of the exercise of the over-allotment option under the preferred shares distribution agreement related to the March 2006 public offering of shares, the Company issued 1,503,879 preferred shares at the price of R$ 42.00 per share. The over-allotment option was approved by the Company.

During 2006, the Company reached its BOVESPA Level 2 requirement to have a free float of 25% of its shares. Since April, 2006 the free float was 45.39% (unaudited).

(b) Capital reserve – share premium account

The premium on the subscription of shares is allocated to all stockholders equally.

(c) Revaluation reserve (Note 11(b))

The amount realized is in proportion to the depreciation of the revalued assets and is transferred to the accumulated deficit for the three and six month periods ended at June 30, 2007, amounted to R$ 840 and R$ 2,246 (2006 – R$ 915 and R$ 1,830), respectively. Of the total reserve, R$ 35,948 (December 31, 2006 – R$ 35,948) corresponds to the revaluation of land, which will only be realized upon sale.

In accordance with CVM Instruction n° 197/93, the deferred tax charges on the revaluation reserve, which at June 30, 2007 amounted to R$ 55,222 (December 31, 2006 - R$ 56,306), are recognized in the statement of operations to the extent that the reserve is realized.

(d) Dividends and interest on stockholders’ equity

Pursuant to the Company's statutes, stockholders are assured a minimum dividend of 25% of adjusted net income for the year, after deducting 5% appropriated to the legal reserve, up to a maximum of 20% of capital. The preferred shares have priority in capital reimbursement and the right to a dividend at least equal to that distributed to the common shares.

(e) Retained income reserve

Article 196 of Corporation Law requires that the balance of net income after dividend distribution and other statutory appropriations is transferred to this reserve in order to finance the Company’s capital budget and working capital requirements. Future investments include the leasing of additional aircraft.

(f) Stock option plan

At the Extraordinary Stockholders' Meeting held on May 16, 2005, the stockholders approved the stock option plan.

The maximum dilution effect to the Company's stockholders is 2% of outstanding shares, or 2,857,247 shares, for a share options to be granted to full time employees by the Board of Directors.

Under the terms of the Plan, the options granted are divided into three equal amounts and employees may exercise one third of their options after three, four and five years, respectively, if still employed by the company at that time.

The Board of Directors granted the release of 955,005 preferred shares to be used as options under the plan bellow:

	1st grant	2nd grant

Date	December 28, 2005	November 30, 2006
Number of shares	715,255	239,750
Year price – R$ per share	14.40	43.48
Readjustment index	IGPM	IGPM

(g) Prior period adjustment

During the first quarter ended March 31, 2007, the Company, pursuing on-going improvements in best corporate governance practices and financial controls, changed its accounting practice and began to record derivative financial instruments at their fair value market. The previous accounting practice was to recognize derivative financial instruments at their amortized cost. The Company retrospectively applied this accounting practice to prior periods.

The fair value of the derivatives at December 31, 2006 amounted to R$ 9,021 (R$ 5,954 net of the tax effect) and were recorded to "Others accounts payable "and "Retained earnings".

For the three and six months periods ended June 30, 2006, the income statement effect of recording derivatives at fair market value was a benefit of R$ 55,436 and R$ 78,917 (R$ 36,588 and R$ 52,085 net of the tax effect), respectively.

22 Gross Sales Report

The Company presents its gross sales information segmented by type of service rendered and geographic area:

(a) By type of service rendered

	Three-month periods		Six-month periods
	ended June 30,		ended June 30,		Variation (V%)

					Three-
					month	Six-month
	2007	2006	2007	2006	periods	periods

Domestic revenue
Schedule - Passenger	1,142,111	1,195,982	2,181,100	2,309,931	-4.5	-5.6
Charter - Passenger	27,991	32,094	81,647	106,004	-14.7	-23.6
Cargo	90,953	76,842	172,870	149,184	18.4	15.9

	1,261,055	1,304,918	2,435,617	2,565,119	-3.4	-5.0

International revenue
Schedule - Passenger	528,810	324,230	1,031,437	608,420	63.1	69.5
Charter - Passenger	3,039	5,211	6,385	8,222	-41.7	-22.3
Cargo	104,316	35,680	179,080	66,437	192.4	169.5

	636,165	365,121	1,216,902	683,079	74.2	78.1

Other operating revenue
Commission	2,534	2,719	4,696	9,491	-6.8	-50.5
Partnerships with TAM Fidelidade
Program	71,711	57,918	141,365	89,314	23.8	58.3
Aircraft sub-lease		13,790		27,063
Travel and tourism agencies	3,938	4,324	8,141	10,062	-8.9	-19.1
Others (includes expired tickets)	78,105	75,224	160,109	103, 680	3.8	54.4

	156,288	153,975	314,311	239,610	1.5	31.2

Gross operating revenue	2,053,508	1,824,014	3,966,830	3,487,808	12.6	13.7

(b) By region

	Three month periods		Six month periods
	ended June 30,		ended June 30,		Variation (V%)

					Three
					month	Six month
	2007	2006	2007	2006	periods	periods

Brazil	1,417,343	1,458,893	2,749,928	2,804,729	-2.8	-2.0
Europe	261,902	122,743	498,742	230,975	113.4	115.9
North America	249,996	148,369	476,072	267,693	68.5	77.8
South America (excluding Brazil)	124,267	94,009	242,088	184,411	32.2	31.3

	2,053,508	1,824,014	3,966,830	3,487,808	12.6	13.7

23 Main costs and expenses

(a) Three-month periods ended June 30:

						2007		2006

				Expenses

	Costs of		General
	service		and admi-	Directors’
	rendered	Sales	nistrative	fees	Total	%	Total	%

Personnel	245,619	32,816	27,831	2,637	308,903	15.9	205,016	13.6
Fuel	641,009				641,009	33.1	507,800	33.7
Depreciation and amortization	19,527	439	7,076		27,042	1.4	24,279	1.6
Maintenance and repairs (except personnel)	105,421				105,421	5.4	102,226	6.8
Aircraft insurance	8,368				8,368	0.4	8,351	0.6
Landing, take-off and navigation tariff	103,845				103,845	5.4	72,753	4.8
Leasing of aircraft and equipment	188,720	948	2,677		192,345	9.9	185,789	12.3
Services rendered by third parties	24,465	38,953	54,170		117,588	6.1	118,589	7.9
Selling and marketing		233,564			233,564	12.1	195,662	13.0
Other	69,296	79,519	49,817		198,632	10.3	86,373	5.7

	1,406,270	386,239	141,571	2,637	1,936,717	100.0	1,506,829	100.0

(b) Six-month periods ended June 30:

						2007		2006

				Expenses

	Costs of		General
	service		and admi-	Directors’
	rendered	Sales	nistrative	fees	Total	%	Total	%

Personnel	463,849	52,385	46,109	14,301	576,644	15.7	394,974	13.6
Fuel	1,211,258				1,211,258	32.8	977,605	33.6
Depreciation and amortization	40,224	865	12,961		54,050	1.5	47,195	1.6
Maintenance and repairs (except personnel)	210,272				210,272	5.7	180,047	6.2
Aircraft insurance	16,878				16,878	0.5	17,242	0.6
Landing, take-off and navigation tariff	203,101				203,101	5.5	141,850	4.9
Leasing of aircraft and equipment	411,871	1,458	4,169		417,498	11.3	349,598	12.0
Services rendered by third parties	66,344	78,894	115,752		260,990	7.1	243,818	8.4
Selling and marketing		427,581			427,581	11.6	400,920	13.8
Other	135,576	91,473	77,169		304,218	8.3	154,359	5.3

	2,759,373	652,656	256,160	14,301	3,682,490	100.0	2,907,608	100.0

24 Financial income and expense

	Three-month periods		Six-month periods
	ended June 30,		ended June 30,

	2007	2006	2007	2006

		(Note 21 (g))		(Note 21 (g))

Financial income
Interest from investments	68,249	45,066	138,755	84,746
Exchange variation	4,340	12,237	9,725	28,415
Interest income	9,556	2,789	14,851	5,154
Discounts obtained	3,705	747	9,546	1,427
Other	438	6	1,139	670

	86,288	60,845	174,016	120,412

Financial expense
Exchange variation	(34,600)	(10,253)	(55,603)	(15,149)
Interest expense	(67,243)	(31,184)	(108,666)	(59,211)
Tax on Bank Account Transactions – CPMF	(6,559)	(5,837)	(12,358)	(10,958)
Financial instruments losses	(38,538)	(7,934)	(52,793)	(12,827)
Other	(2,081)	(10,182)	(4,919)	(14,678)

	(149,021)	(65,390)	(234,339)	(112,823)

Financial income (expense), net	(62,733)	(4,545)	(60,323)	7,589

25 Benefits to employees

(a) Supplementary pension plan

TLA sponsors three private pension plans TAM Prev I, II and III which supplement retirement benefits. On November 21, 2006, the Supplementary Retirement Secretariat (the “SPC”) approved the proposal to migrate participants from the TAM Prev I, II and III to a PGBL, a defined contribution plan. At June 30, 2007, there are still 5 participants which have not transferred into the PGBL.

The sponsors contribution paid in the period ended June 30, 2007 amounted to R$ 5,968 (December 31, 2006 - R$ 2,905).

The independent actuary’s evaluation, dated January 29, 2007, shows a pension asset of R$ 621, not included in the Company’s financial statements.

Actuarial assumptions

The Projected Unit Credit Method was applied by an independent actuary based on the following actuarial assumptions (nominal rates, including inflation):

	Annual percentage

	2006	2005

Economic
Discount rate	11.83	11.83
Expected return on plan assets	13.72	13.72
Future increase in social Security benefits	5.00	5.00
Future salary increases	7.10	7.10
Inflation	5.00	5.00

(b) Profit sharing

In accordance with the annual Union agreement, the Company will pay a share of its profits as a result of it reaching certain performance indicators established in line with the annual budget. Consequently, management recorded as “Salaries and payroll charges” at June 30, 2007, the provision for payment of this benefit in the amount of R$ 8,073 (June 30, 2006 – R$ 23,383).

26 Insurance coverage

Our subsidiaries contract insurance coverage for amounts above the minimum mandatory levels deemed necessary in light of the nature of our assets and operational risks. Given the nature of the risk premises adopted, we do not revise these assessments quarterly and, accordingly, our independent auditors also do not review these assessments.

At June 30, 2007, based on the aircraft fleet of TAM Linhas Aéreas S.A and Transportes Aéreos del Mercosur, our coverage for aviation activities (including both aircraft and civil liabilities) provided for maximum indemnification of US$ 1.5 billion.

In addition, the Brazilian Government (through Law 10,744 of October 9, 2003 and Decree n° 5,035 of April 05, 2004) has committed to match civil liability damages payable to third parties that the Company may be required to pay as a result of war or terrorist attack. This law provides that the maximum liability of the Brazilian Government in respect of such matters is an amount in Reais equivalent to US$ 1 billion. The Company maintains insurance for the coverage of these risks and civil liabilities. Any payments for aircraft affected by such events would be covered by the insurance that we maintain.

Our subsidiaries also maintain insurance coverage that provides for indemnification in respect of expenses arising from robbery, risk, fire, flooding, electrical damage or other similar events affecting our facilities, vehicles or other property.

On July 17, 2007, TAM flight 3054 from Porto Alegre to São Paulo — Congonhas had an accident during landing at Congonhas airport. We set out more information in relation to this accident under “Subsequent event” (Note 30). At the date of this report, the Company maintains insurance for the coverage for the risks, wich are expected to cover any obligations generated by this accident.

27 Discussion judicials

(a) Value-Added Tax - ICMS

i. On December 17, 2001 the Federal Supreme Court ruled that domestic and international air passenger transportation revenue, as well as international air cargo transportation revenue were no longer subject to ICMS.

ICMS taxation on domestic air cargo transportation revenue is still due. Management recorded a provision at June 30, 2007 of R$ 7,673 (December 31, 2006 – R$ 7,467), in Taxes and tariffs payable. The installments due in more than one year at June 30, 2007 totaling R$ 157 (December 31, 2006 – R$ 171) are classified as long term liabilities under “Other liabilities”.

ii. Collected of certain ICMS payments made from 1989 to 1994 were later ruled to have been unconstitutional. TLA has filled several suits, in different states of the country, to claim the amount paid in error. The Company will recognize the credits, estimated at approximately R$ 55,000 and corresponding indexation adjustments, when final recovery is assured.

(b) Indemnification for losses on regulated fares

TLA filed a lawsuit against the Federal Government demanding indemnity for losses arising in the period from 1988 to 1993, when the fares were regulated by the Federal Government.

In April 1998, the lawsuit was ruled in the Company’s favor by lower court of the Federal Justice, and an indemnity of R$ 245 million was determined based on a calculation made by an expert. This amount is subject to delinquent interest since September 1993, and inflation adjustment since November 1994. The First Panel of Higher Court of Justice accepted the special appeal made by the Company determining that the Federal Court of Appeals judge the merit of the case without intervention from the Public Prosecutor.

Management has not recognized in the interim financial information any amount for this indemnity and will do so only when the lawsuit is legally confirmed in its final instance.

(c) Additional tariff “ATAERO”

TLA filed a claim for anticipated custody addressing the legality of the additional amount to tariffs (ATAERO), which rate is 50% on the tariff amount. At June 30, 2007, the amount under discussion totaled R$ 477,000 (unaudited) (December 31, 2006 - R$ 430,000 (unaudited)), not recognized in the interim financial information.

28 Financial instruments

(a) General considerations

The Company enters into transactions involving financial instruments in order to reduce the exposure of its risks. In addition, temporary cash surpluses are applied in line with current treasury policies, which are continuously reviewed, besides minimizing the impact of fuel price volatility.

The management of these financial instruments is made pursuant to operational strategies, pursuing liquidity, return and security. Management policy consists in monitoring contracted rates against current market rates. The Company does not invest in derivatives or any other high-risk assets of a speculative nature.

The Company, in order to align its accounting practices with those of the U.S. GAAP, changed its criteria for recognizing financial instruments to fair value market. Changes in market value are included in the Company’s results of operations

(i) Risk from the price of fuel

Airline companies are exposed to the volatility in fuel prices. Fuel represented for the three and six month periods ended at June 30, 2007 33.1% and 32.8% (2006 – 33.7% and 33.6%), respectively of cost of services rendered, commercial, sales and administrative expenses.

At June 30, 2007, these operations, with maturity up to June, 2008 they are equivalent to approximately 3,060 thousand barrels (December 31, 2006 – 1,150 thousand barrels).

(ii) Foreign exchange rate risk

This risk is related to possible foreign exchange rates volatility, affecting the financial expense (or income) and the outstanding liabilities (or assets) balances indexed to a foreign currency. Part of this risk is mitigated given the fact that the Company operates overseas and revenues from these transactions are denominated in hard currency. The existing policy for hedging foreign exchange risk is to cover of hard currency cash flow (net) for the subsequent 12 months. At June 30, 2007 the period protected against the foreign exchange rate risk amounted to the following 3 months, based on scenarios and volatility.

The Company contracts derivative financial operations, aimed mainly to protect its foreign currency exposure from fuel, engine maintenance services and financing related to its operational activities.

On June 30, 2007, contracts with options, acquired to hedge risks with liabilities to suppliers and financing, amounted to R$ 273,520 - US$ 142,000 thousands (December 31, 2006 – R$ 1,137,416 – US$ 532,000 thousands) and have various maturity dates, up to December, 2007.

(iii) Interest rate risk

This risk arises from possible losses (or gains) as a result of fluctuations of the interest rates to which the Company’s liabilities and assets are linked.

To minimize possible impacts from interest rate volatility, the Company has adopted a policy of diversification, alternating between contracting fixed and variable rates (such as LIBOR and CDI), and periodically renegotiates its contracts, in order to adapt them to current market conditions.

(iv) Credit risk

Credit risk arises from the possibility of the Company not recovering amounts receivable from services provided to consumers and/or travel agencies, or from credits held by financial institutions generated for financial investment operations.

To reduce this risk the Company has adopted the practice of establishing credit limits and permanently accompanying its debtor balance (mainly from travel agencies). With respect to marketable securities, the Company only invests with institutions with low credit risk as evaluated by rating agencies. In addition, each institution has a maximum limit for investments, as determined by the Company's Risk Committee.

(b) Financial investments

Represented by funds designed to invest in quotas of various classes of investment funds and/or in multimarket investment funds with the objective of obtaining an interest yield in excess of the Brazilian interbank interest rate – also known as DI.

(c) Investments

TLA, Mercosur, TAM Capital e TAM Financial are non-public companies and, therefore, there is no information readily available to evaluate their fair market values.

29 Loyalty Program

At June 30, 2007, the TAM Loyalty Program carried 2,159,845 (December 31, 2006 – 1,782,397 (unaudited)) one way domestic trip tickets earned by its clients but not redeemed. The Company currently records the incremental costs when awards are earned. For the three and six months ended at June 30, 2007, 237,569 and 444,919 (unaudited) (June 30, 2006 — 141,852 and 312,596 (unaudited)), respectively, free tickets were granted and used by our clients. The incremental costs of points earned under the Loyalty Program for the period ended June 30, 2007 was R$ 18,931 (December 31, 2006 - R$ 19,039) as recorded “Other liabilities” The base to calculate the incremental costs accrual is an estimative of the redemption for tickets by others airlines companies, quantity of points accumulated, tickets redeemed, estimation for expired points, non-redeemed accumulated points and valued by the incremental costs of service on board, fuel, insurance and boarding pass.

The points earned by our clients from the TAM Loyalty Program are valid for two years for the redemption into tickets. This limits any growth in the liability from the program, which has tended to stabilize in relation to the number of passengers transported.

30 Subsequent events

(i) On July 17, 2007, TAM flight 3054 from Porto Alegre to São Paulo—Congonhas had an accident during landing at Congonhas airport. There were no survivors among the 163 passengers, 18 TAM employees and six crew members on board the aircraft. There were additional fatalities in a TAM Express facility into which the aircraft collided. The Company immediate priority following the accident was to provide assistance to the families of the victims and also dedicate to ensuring that there is a continuous flow of relevant information to the public. The steps Company has taken since the accident includes:

  the establishment of Family Assistance, including a dedicated toll free number (0800 117900) for family members and the provision of counseling, transportation, hotels and other needs;

  the activation of a company family assistance program;

  the deployment of specialized teams to different sites where assistance is needed;

  jointly with Unibanco AIG, we have established two offices, in São Paulo and Porto Alegre, for individual services to family members to handle compensation issues;

  in order to keep family members permanently informed regarding assistance available, the progress of the investigation and the release of information, also establishing a website for the exclusive use and safe access by family members;

  disclosure of information to the public. Since the date of the accident, the Company has issued more than 40 notices to the public containing information relating to the accident; and

  full cooperation with regulatory and investigative authorities.

The Company is following Brazilian regulation IAC 200-1001 on Family Assistance and other national rules regarding the investigation of this accident.

The Company is fully cooperating with all regulatory and investigative authorities to determine the cause of this accident. Presently, the Company does not have sufficient information to estimate the amount of potential claims relating to this accident. The Company maintains insurance for the coverage for such risks, wich are expected to cover any obligations generated by this accident.

(ii) On August 1, 2007 the Board of Directors’ announced, in respect and honor of the victims of the accident flight 3054, respective family members and our employees, the decision to donate the land utilized before by the Cargo Terminal – TAM

Express, located at Av. Washington Luis, to the city of São Paulo, with the intention of providing the location for a Memorial to remind the accident victims.

Considering that part of the building was given as part of the guarantees linked to a financial loan, the donation is conditioned to the approval of the financial institution involved.

31 Summary of the Principal Differences between Brazilian GAAP and U.S. GAAP

(a) Description of the GAAP differences

The accountings practices of the Company are in accordance with Brazilian GAAP (Note 3) with differ significantly from U.S. GAAP, as are summarized below.

(b) Supplementary inflation restatement in 1996 and 1997 for U.S. GAAP

Brazilian GAAP discontinued inflation accounting effective January 1, 1996, Brazilian GAAP statements included indexation adjustments which partially accounted for the effects of inflation on property, plant and equipment, investments, deferred charges (together, denominated Permanent assets) and stockholders' equity, which reported the net charge or credit in the statement of operations. However, under U.S. GAAP, Brazil ceased to be treated as a highly inflationary economy only from January 1, 1998. Therefore the financial information for purposes of U.S. GAAP include additional inflation restatement adjustments in 1996 and 1997, made by applying the General Price Index - Internal Availability (“IGP-DI”) to the Company permanent assets and stockholders' equity. The IGP-DI index increased by 9.3% in 1996 and by 7.5% in 1997.

For purposes of the reconciliation, stockholders' equity under U.S. GAAP was increased by R$ 34 (December 31, 2006 - R$ 68), due to the additional inflation restatement adjustments, net of depreciation. These amounts generate differences in depreciation charges of R$ 17 and R$ 34 for the three and six periods ended June, 2007 (2006 - R$ 22 and R$ 44), respectively.

(c) Property, plant and equipment

(i) Revaluation of property, plant and equipment

Brazilian GAAP permits the revaluation of assets. The revaluation increment, net of deferred tax effects after 1991, is credited to a reserve account in stockholders' equity. Depreciation of the revaluation increments is charged to income and an offsetting amount is transferred from the revaluation reserve in stockholders' equity to retained earnings as the related assets are depreciated or upon disposal.

Under U.S. GAAP, revaluation of property, plant and equipment is not accepted and the revaluation increments and related deferred tax effects have therefore been eliminated in order to present property, plant and equipment at historical cost less accumulated depreciation. Accordingly, the depreciation expense on revaluation has also been reversed in the statement of operations.

For the purposes of the reconciliation, under U.S. GAAP the revaluation reserve was reversed, net of depreciation and deferred tax effects, totaling R$ 144,424 at June 30, 2007 (December 31, 2006 - R$ 147,874). In the statement of operations, these effects totaled R$ 840 and R$ 2,246 for the three and six periods ended June 30, 2007 (2006 - R$ 915 and R$ 1,830), respectively.

(ii) Lease agreements

Brazilian GAAP does not have a specific requirement on accounting for leases and TAM recognizes as financial leases only contracts where the lessee has a bargain purchase option for the asset. All other leases are treated as operating leases.

Under U.S. GAAP, Statement of Financial Accounting Standards ("SFAS") n° 13 "Accounting for Leases" defines financial leases as those leases that meet at least one of the following criteria:

  The lease transfers ownership of the property to the lessee by the end of the lease;

  The lease contains a bargain purchase option, for price below market value;

  The lease term is equal to 75 percent or more of the estimated economic life of the leased asset; and

  The present value at the beginning of the lease term of the minimum lease payments, excluding that portion of the payments representing executory costs such as insurance, maintenance, and taxes to be paid by the lessor, including any profit thereon, equals or exceeds 90 percent of the fair value of the leased asset at the inception of the lease.

Additionally, on renegotiation of lease terms, regardless as to whether the lessor is changed, the new lease is maintained as a financing lease by the lessee if under the amended lease terms, the lease would have been classified a finance lease either initially or at the renegotiation date.

At June 30, 2007, TAM had 40 aircraft recorded as operating leases under Brazilian GAAP (Airbus A319 – 9 units, Airbus A320 – 15 units; Airbus A330 – 8 units and Fokker 100 – 8 units), which, considering the rule set out above, were considered as financial leases under U.S. GAAP because the present value of the minimum payments of these contracts exceed 90% of the fair value of the asset leased.

Under U.S. GAAP, the acquisition cost of these aircraft and the related liability at the inception of the lease contract, totaling, at June 30, 2007, R$ 3,688,093, has been recorded in the balance sheet, while accumulated depreciation amounted to R$ 742,622. The asset is being depreciated over the estimated useful life of 25 years for the aircraft Airbus A319, Airbus A320 and Fokker 100 and 30 years for the aircraft Airbus A330. The obligations are recorded in short and long-term liabilities, including accrued interest and foreign exchange gains or losses. Depreciation expense on these aircraft recognized in the U.S. GAAP interim financial information totaled R$ 34,748 and R$ 67,893, for the three and six periods ended June 30, 2007 (2006 - R$ 33,485 and R$ 67,159), respectively. Foreign exchange gains (losses) on financial lease payables totaled R$ 135,679 and R$ 229,405 for the three and six periods ended June 30, 2007 (2006 - R$ 8,659 and R$ 199,158), respectively. Interest expenses on the financial lease obligation of theses aircraft totaled R$ 35,933 and R$ 69,416, for the three and six periods ended June 30, 2007 (2006 - R$ 30,280 and R$ 64,245), respectively. The operating lease expense recognized under Brazilian GAAP for these aircraft were reversed during all periods and totaled R$ 80,842 and R$ 178,156 for the three and six periods ended June 30, 2007 (2006 R$ 83,662 and R$ 167,249), respectively. The residual value of aircrafts returned have been written off upon return and totaled R$ 5,161 at June 30, 2007 (2006 - R$ 4,023).

For reconciliation purposes, the accumulated effects in stockholders’ equity totaled R$ 870,545 at June 30, 2007 (December 31, 2006 – R$ 605,454).

Considering the aforementioned adjustments, the lease obligations under U.S. GAAP totaled:

		June 30,	December
	Rates (weighted average)	2007	31, 2006

Foreing currency

Fokker 100 aircraft and engines	Fixed interest of 1.1% p.a.	109,911	161,035
Airbus A319/Airbus A320 aircraft and engines	6-Month (5.4% p.a.)	1,231,901	1,200,799
Airbus A330 aircraft, engines and spare parts	1-Month LIBOR (5.3% p.a.)	832,094	979,389
Lease obligations	1-Month (5.5% p.a.)	1,578	4,526
	6-Month LIBOR (5.4%p.a.)	5,609	16,436
	3-Month LIBOR (5.4% p.a.)	6,271	3,998
	Fixed interest of from 1.1% p.a.	12,057	2,842

		2,199,421	2,369,025

Current		(358,204)	(335,254)

Non-current		1,841,217	2,033,771

The lease obligations above are secured by letters of credit issued by the Company.

Long-term amounts mature as follows:

	June 30,	December 31,
Year	2007	2006

2008	118,933	242,411
2009	233,574	253,952
2010	217,231	236,641
2011	218,437	228,747
2012	218,645	230,414
After 2012	834,397	841,606

	1,841,217	2,033,771

(iii) Impairment

Under Brazilian GAAP, companies are required to determine if operating income is sufficient to absorb the depreciation or amortization of long-lived assets in order to assess potential asset impairment. In the event such operating income is insufficient to recover the depreciation, the assets, or groups of assets, are written-down to recoverable values, preferably based on the projected discounted cash flows of future operations. In the event of a planned substitution of assets prior to the end of the original estimated useful life of the asset, depreciation of such asset is accelerated to ensure the asset is depreciated according to estimated net realizable value at the estimated date of substitution.

Under U.S. GAAP, SFAS n° 144 “Accounting for the Impairment or Disposal of Long-lived Assets”, requires companies to evaluate the carrying value of long-lived assets to be held and used, and for long-lived assets to be disposed of, when events and circumstances require such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow, representing the lowest level in which identifiable cash flow is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets or discounted cash flows generated by the assets.

In the case of TAM, there were no impairment indicators and, therefore, no differences between U.S. GAAP and Brazilian

GAAP related to impairment provision criteria were recorded for the years presented.

(iv) Gains on sale-leaseback

Brazilian GAAP does not have specific requirements on sale-leaseback transactions. All gains arising from sale-leaseback transactions were recognized at the time of the transaction.

Under U.S. GAAP, SFAS n° 28, "Accounting for Sales with Leaseback", establishes a sale-leaseback as a single financing transaction in which any profit or loss on the sale shall be deferred and amortized by the seller, who becomes the lease, in proportion to rental payments over the period of time the asset is expected to be used. This is obligatory even where the sale-lease-back transaction is considered legally perfect in the Company’s country of origin.

			June	December
			30, 2007	31, 2006

	Gains on sale-	Accumulated
	leaseback	amortization	Net	Net

Transaction Airbus A330 (i)	319,073	(155,105)	163,968	177,263
Transaction Airbus A320 (ii)	54,957	(23,357)	31,600	34,348

	374,030	(178,462)	195,568	211,611

The amortization of gains on sale-leaseback transactions appropriated in the statements of operations for the three and six periods ended June 30, 2007, as “Financial income (expenses), net” totaled R$ 4,288 and R$ 8,576 (2006 - R$ 4,734 and R$ 10,364), respectively and as “Other operating expenses, net” totaled R$ 3,734 and R$ 7,467 (2006 - R$ 3,725 and R$ 7,428), respectively.

For reconciliation of gains on sale-leaseback purposes, the effects in stockholders’ at June 30, 2007 totaled R$ 195,568 (December 31, 2006 – R$ 211,611).

(i) In August 2001, TAM entered into an agreement which resulted in the termination of a financial lease for three Airbus A330 aircraft with one lessor and a new lease agreement, under operating lease provisions, with a different lessor for the same aircraft. For Brazilian GAAP purposes, TAM recognized a net gain of R$ 319,073 during 2001. This gain is being amortized over the period of the new lease contract, whose final liquidation is estimated to be in August 2013.

(ii) In April 2003, TAM entered into an agreement which resulted in the termination of a financial lease agreement for four Airbus A320 aircraft with one lessor and a new lease agreement, under operating lease provisions, with a different lessor for the same aircraft. For Brazilian GAAP purposes, TAM did not recognize any gain, as this contract had already been recorded as an operating lease. Under U.S. GAAP, this transaction generated a deferred gain of R$ 54,957, as this contract was registered as a financial lease. This gain is being amortized in accordance with the operating lease contract, of which final liquidation is estimated to be in March 2013.

(iii) Also, in December 2003, TAM reorganized its fleet of 19 Fokker 100 (Note 15), which resulted in the cancellation of 10 financial lease agreements and 9 operating lease agreements generating new operating lease agreements. For Brazilian GAAP purposes, TAM recognized a gain of R$ 76,815, which was recognized in the results for 2003. Under U.S. GAAP, this gain is being amortized in accordance with the aircraft return schedule, originally estimated to be completed in July 2005. In January 2005, an amendment was signed, postponing the return date of the last five aircraft until April 2006. In November 2006, another amendment to the contract was signed extending the timeframe for the return of the last 3 aircraft until May, 2007. The gain has been amortized through December 2006, because the impact of amortization through May 2007 is not relevant.

The transactions summarized above were considered to be a modification of the provisions of the original contract under U.S.

GAAP. According to recently issued SFAS n° 145 "Rescission of FASB Statements n° 4, 44, and 64, Amendment of FASB Statement n° 13 and Technical Corrections", if the change in the lease provisions gives rise to a new agreement classified as an operating lease, the transaction shall be accounted for under the sale-leaseback requirements in accordance with paragraphs 2 and 3 of SFAS n° 28, mentioned above.

(v) Sub-leasing of aircraft

The Company sub-leased three Airbus A 330 aircraft and one engine under operating leases to other airline company. The contract matured in November 2006 and the aircrafts and engines had returned.

(d) Deferred charges

Brazilian GAAP permits deferral of leasehold improvements.

Under U.S.GAAP, amounts related to leasehold improvements should be treated as additions to property, plant and equipment and reclassified for balance sheet disclosure purposes. As from the second quarter of 2006 such improvements were reclassified in the Brazilian GAAP financials to Property, plant & equipment and therefore the adjustment is no longer applicable.

(e) Business combinations

(i) Goodwill

Under Brazilian GAAP, goodwill arises from the difference between the amount paid and the book value of the net assets acquired. This goodwill is normally attributed to the market value of assets acquired or justified based on expectation of future profitability and is amortized over the remaining useful lives of the assets or up to 10 years. Negative goodwill arises under Brazilian GAAP when the book value of assets acquired exceeds the purchase consideration; negative goodwill is not generally amortized.

Under U.S. GAAP, fair values are assigned to acquired assets and liabilities in business combinations, including intangible assets and unallocated goodwill, applicable to each specific transaction. Upon the adoption of SFAS n° 142, “Goodwill and Other Intangible Assets”, as from January 1, 2002 goodwill is no longer amortized but, instead, is assigned to an entity's reporting units and tested for impairment at least annually. Additionally, according to the U.S. GAAP, goodwill generated in transactions under common control should not be recorded but, instead, the difference between amounts paid and book values of net assets acquired should be recorded as a capital contribution or distribution.

The differences related to the Brazilian GAAP applicable to TAM derive mainly from (i) non-amortization of goodwill as from January 1, 2002 and (ii) non-recognition of negative goodwill arising from transactions of companies under common control, (Note 31 (e) (ii) below).

For Brazilian GAAP purposes, the net balance of goodwill at June 30, 2007 was R$ 359 (December 31, 2006 - R$ 717), which is being amortized to income over a period of five to 10 years; negative goodwill at June 30, 2007 was R$ 11,099 (December 31, 2006 - R$ 11,099).

For reconciliation purposes, amortization of goodwill as from January 1, 2003 was reversed, totaling R$ 179 and R$ 359 in the statement of operations for the three and six periods ended June 30, 2007 (2006 - R$ 179 and R$ 358), respectively. In stockholders’ equity, for reconciliation purposes these effects totaled R$ 9,321 at June 30, 2007 (December 31, 2006 – R$ 8,963).

For U.S. GAAP purposes, the net balance of goodwill at June 30, 2007 is R$ 9,680 (December 31, 2006 - R$ 9,680).

(ii) Common control and negative goodwill – Mercosur

For Brazilian GAAP purposes, TAM Mercosur was acquired and consolidated by the Company in September 2003 through an exchange of shares.

For U.S. GAAP purposes, Mercosur has been considered under common control since 1996, because Mercosur has the same controlling stockholders as TAM and therefore, it was consolidated retroactively for all periods presented. The effects of the retroactively consolidation in the changes in stockholders’ equity have been recorded as additional paid-in capital.

Additionally, in this transaction, the negative goodwill for Brazilian GAAP purposes was generated by the difference between book value and the amount paid in the transaction for the acquisition of Mercosur. As this transaction was considered to be under common control, for U.S. GAAP purposes the difference between the amount paid and the book value of Mercosur was recognized in stockholders’ equity as a capital contribution.

Also, for Brazilian GAAP purposes, the effects of the exchange variation on this subsidiary’s stockholders’ equity are distributed among the lines of the statement of operations. For U.S. GAAP purposes, the effect of this exchange variation was recognized in stockholders’ equity in cumulative translation adjustments, in accordance with SFAS n° 52, “Foreign Currency Translation”.

For reconciliation purposes, the effects described above totaled R$ 3,394 and R$ 2,374 for the three and six month periods ended June 30, 2007 (2006 - R$ (4,597) and R$ (4,265)), respectively and R$ 11,828 in stockholders equity at June 30, 2007 (December 31, 2006 – R$ 11,828).

(f) Pension and other post-retirement benefits

In determining the pension and other post-retirement benefit obligations for Brazilian GAAP purposes, NPC n° 26 is effective for financial statements ended from December 31, 2002. As permitted by the Standard, the transitional gain (being the difference between the plan net assets and the projected benefit obligation ("PBO")) at that date will be charged to income over five years.

Under U.S. GAAP, SFAS n° 87 "Employer's Accounting for Pensions", is effective for fiscal years beginning after 1988. As from such dates, when an initial transition obligation determined based on an actuarial valuation was booked, actuarial gains and losses, as well as unexpected variations in plan assets and the PBO and the effects of amendments, settlements and other events, have been recognized in accordance with this standard and therefore results in deferral differences, Until 1997, these amounts were treated as non-monetary items and indexed by the inflation, the U.S. GAAP also requires the recognition of an additional minimum liability.

Although the calculation of the sufficiency of the funded status has been the same since December 31, 2001, differences arise in (i) actuarial gains and losses, as initially there is no gain or actuarial loss on December 31, 2001, and (ii) recognition of the initial transition obligation and (iii) minimum liability, according to U.S. GAAP.

On November 21, 2006, the Supplementary Retirement Secretariat (the “SPC”) approved the proposal to migrate participants from the TAM Prev I, II and III to a PGBL, a defined contribution plan. At June 30, 2007, there are still 5 participants (December 31, 2006 - 7 participants) which have not transferred into the PGBL. As the migration of the employees to PGBL represents an irrevocable action, relieving the Company of primary responsibility for the pension obligation and eliminated significant risks related to the obligation and assets of the plan (which have already been transferred to PGBL) the participants transferred have been accounted for as partial settlement in accordance with SFAS n° 88 "Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”. The 5 participants not yet transferred to the PGBL had their benefits frozen in November 2006 and therefore have been accounted for as curtailment.

Based on the report of our independent actuary, the accumulated benefit obligation for the pension plan at June 30, 2007 totaled R$ 861 (December 31, 2006 – R$ 679). The appropriated effects in the statements of operations for the three and six periods ended June 30, 2007 totaled R$ 91 and R$ 182 (2006 - R$ 680 and R$ 1,360), respectively.

	Three-month periods		Six-month periods
	ended June 30,		ended June 30,

	2007	2006	2007	2006

Cost (gain) of benefits in the periods

Cost of services	6	645	12	1,290
Interest cost	39	1,612	78	3,224
Expected return from assets	(72)	(1,423)	(144)	(2,846)
Amortization of actuarial losses (gains)	(3)	(43)	(6)	(86)

Cost (gain) of benefits in the periods, net	(30)	791	(60)	1,582

(g) Derivative instruments

Under Brazilian GAAP, the Company recorded through December 31, 2006 its financial instruments based on contractual rates, recognized on the accrual basis of accounting. As from January 1, 2007, as discussed in Note 28, the Company changed its criteria for recognizing financial instruments under Brazilian GAAP to fair value market in a manner similar to U.S. GAAP. For purposes of comparison, the Company restated its Brazilian GAAP interim financial information of previous periods presented herein.

Under U.S. GAAP, SFAS n° 133, as amended and interpreted, "Accounting for Derivative Instruments and Hedging Activities", requires that the Company recognizes all derivatives as assets or liabilities and measures these instruments to fair market value. Changes in market value are included in the Company’s results of operations. No derivative financial instrument of the Company qualified as hedges.

Through December 31, 2006, for purposes of reconciliation, TAM recorded an adjustment to reflect the fair market value of derivative instruments under U.S. GAAP. As from January 1, 2007, TAM changed its criteria for recognizing financial instruments under Brazilian GAAP to fair value market in a manner similar to U.S.GAAP, and consequently the GAAP difference is no longer applicable. In addition, as the Company restated its Brazilian GAAP interim financial information of previous periods presented herein to reflect the he fair market value of derivative instruments, no adjustment is required for purposes of reconciliation for all periods presented.

(h) Revenue recognition – Revenues from partners in the Loyalty Program

Under Brazilian GAAP, revenues related partnership with Loyalty Program for frequent flyers are recorded when the points are issued to participants.

Under U.S. GAAP, as from 2005, the Company is recognizing revenue earned from selling points into two components. The first component represents the revenue for air transportation sold, which are being valued at current market rate. This revenue is being deferred and recognized over the period the points are expected to be used. The second revenue component, represents the services deemed to have been provided associated with operating the program, which is being recognized when the points are sold.

For reconciliation purposes, the Company deferred revenue for the periods ended June 30, 2007 totaling R$ 3,865 and R$ 9,270 (2006 – R$ 10,855 and R$ 15,007). The accumulated effect on stockholders´ equity at June 30, 2007 amounted to R$ 39,468 (December 31, 2006 – R$ 30,198).

(i) “Stock options plan”

SFAS Statement 123(R) “Share Based Payment”, requires the measuring and recording of the cost of employee services in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). Awards granted with other than market condition, shall be classified as liability awards. That cost will be recognized over the period during which the employee is required to provide the service in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. SFAS n° 123R requires entities to initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant date fair value and the fair value of each reporting period of employee share options are estimated using the Black-Scholes option-pricing model. SFAS n° 123R is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. As described in further details below, the Company has granted options to certain employees to purchase stock at prices below market. The market value of the options granted will be recognized for U.S. GAAP purposes as expense over the period in which the services are rendered. The fair value of the options classified as liability award will be reassessed each reporting date. Under Brazilian GAAP the stock options do not generate any expense and are recorded as a capital increase only when exercised, in the amount of the exercise price paid.

The Extraordinary Stockholders' Meeting held on May 16, 2005, the stockholders approved that a maximum of up to 2% of outstanding shares, or 2,857,247 shares, could be used for share options to be granted to full time employees by the Board of Directors’.

Transactions are summarized as follows:

		Weighted-average
	Stock options	exercise price

Outstanding at December 31, 2005	715,255	14.91
Granted	239,750	43.87
Outstanding at December 31, 2006	955,005	22.18
Outstanding at June 30, 2007	955,005	22.18

None of the options have been exercised nor cancelled during the periods presented.

Under the terms of the Plan, the options granted are divided into three equal amounts and employees may exercise one third of their options after three, four and five years, respectively, if still employed by the company at that time. The options have a contractual term of 7 years.

The options contain a “service condition” as vesting and exercisability of the options depending only on the rendering of a defined period of services by the employee. The dismissed employees have the obligation to satisfy conditions in order to maintain their options right. At each reporting period the fair value of the options granted are remeasured as well as the compensation cost and recognized for the options awarded.

Stock options were granted initially with an exercise price of R$ 14.40 per share, for the first grant and R$ 43.48 for the second grant. The exercise price is adjusted by the IGPM (General Price Index), from the award date up to the date of the financial statements.

For Brazilian GAAP no value registered the expenses for the yielded options.

Under U.S. GAAP, the Company accounts for participation in the Plan in accordance with FASB Statement n° 123(R) “Share Based Payment”, since 2005. Accordingly, as the plan is a classified as a liability award, compensation cost has been recognized as the fair value of the options at each reporting date. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

At June 30, 2007	1st grant	2nd grant

Risk-free interest rates	11.83%	11.83%
Exercise price (adjusted by IGPM)	R$ 15.17	R$ 44.26
Dividend yield	1.39%	1.39%
Volatility factors of the market	44.75%	44.75%
Stock market price	R$ 64.20	R$ 64.20

At June 30, 2007, the fair value of the stock options granted in 2005 and 2006 was R$ 51.61 and R$ 38.82, respectively per share resulting in a total fair value of options granted of R$ 36,917 and R$ 9,308, respectively.

For U.S. GAAP purposes, the company registered expenses of R$ 5,347 and R$ 5,709 for the three and six periods ended June 30, 2007 (2006 - R$ 1,540 and R$ 3,076), with a corresponding credit to liabilities, considering that the exercise price is indexed to an inflation index (IGPM). This adjustment has no impact for purposes of deferred income tax and social contribution because such expense is a permanent difference. The appropriated effect in the shareholder’s equity at June 30, 2007 was R$ 15,877 (December 31, 2006 - R$ 10,168).

			Options outstanding

Range of	Options outstanding	Weighted average	Weighted average
exercise price	at June 30, 2007	remaining contractual life	exercise price

R$ 15.17	715,255	4.75	R$ 14.91
R$ 44.26	239,750	4.92	R$ 43.87

R$ 15.17– R$ 44.26	955,005		R$ 22.18

Such adjustment has no tax effects.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumption including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s option, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

(j) Loyalty Program

Under Brazilian GAAP, at December 31, 2005, the incremental costs arising from the utilization of free tickets were expensed as incurred. As from 1st quarter 2006, the Company changed its practice and began to accrue future costs related to the utilization of accrued points (Note 3 (l)), thus eliminating this difference between Brazilian GAAP and U.S. GAAP.

(k) Maintenance

Under Brazilian GAAP, through December 31, 2005 the Company recorded maintenance expenses as incurred. As from January 1, 2006, in accordance with Technical Interpretation of IBRACON 01/2006, the Company changed its accounting policy under Brazilian GAAP to the built-in overhaul method

Under U.S. GAAP, the Company records maintenance expenses as incurred.

For reconciliation purposes, the Company reversed the effects caused by the change in accounting policy under Brazilian GAAP in 2006. Accordingly, capitalized maintenance costs amounting to R$ 15,445 and the depreciation expenses recorded amounting to R$ 6,752 was reversed from stockholders’ equity.

For reconciliation purposes, the Company for the three and six periods ended at June 30, 2007 was reversed depreciation expenses amounted to R$ 1,032 and R$ 129, respectively. The accumulated effect on stockholders´ equity at June 30, 2007 amounted to R$ 8,564 (December 31, 2006 – R$ 8,693).

(l) Earnings per share

Under Brazilian GAAP, net income (loss) per share is calculated on the number of shares outstanding at the balance sheet date. Information is disclosed per lot of one thousand shares because, generally, this is the minimum number of shares that can be traded on the Brazilian stock exchanges.

Under U.S. GAAP, since the preferred and common stockholders have different voting and liquidation rights, basic and diluted earnings per share have been calculated using the "two-class" method, pursuant to SFAS n° 128, "Earnings per Share", which provides computation, presentation and disclosure requirements for earnings per share.

The "two-class" method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company's by-laws and participation rights in undistributed earnings. Basic earnings per common share are computed by dividing net income by the weighted-average number of common and preferred shares outstanding during the period. Earnings may be capitalized used to absorb losses or otherwise appropriated; consequently, such earnings would no longer be available to be paid as dividends. Therefore, no assurance can be made that preferred stockholders will receive distributed earnings.

			June 30, 2007

	Common	Preferred
	share	share	Total

Basic and diluted numerator
Undistributed earnings allocation	82,242	124,854	207,096

Total undistributed earnings	82,242	124,854	207,096

Weighted average number of outstanding shares -
basic and diluted (thousands)	59,792	90,771

Basic and diluted earnings per thousand shares
U.S. GAAP - (whole reais) – R$	1.38	1.38

			June 30, 2006

	Common	Preferred
	share	share	Total

Basic and diluted numerator
Undistributed earnings allocation	167,600	246,691	414,291

Total undistributed earnings	167,600	246,691	414,291

Weighted average number of outstanding shares -
basic and diluted (thousands)	59,816	84,043

Basic and diluted earnings per thousand shares
U.S. GAAP - (whole reais) – R$	2.80	2.80

(m) Comprehensive income

Under Brazilian GAAP, the concept of comprehensive income is not recognized.

Under U.S. GAAP, SFAS n° 130, "Reporting Comprehensive Income", requires the disclosure of comprehensive income. Comprehensive income is comprised of net income/loss and "other comprehensive income" that include charges or credits directly to equity which are not the result of transactions with owners. In the case of TAM, components of comprehensive income are its net income or loss, changes in additional minimum pension liability (SFAS n° 158) and cumulative translation adjustments (Note 31 (q) (iii)).

(n) Deferred income tax and social contribution

Under Brazilian GAAP, deferred income tax recorded in assets represents the estimated amount to be recovered.

Under U.S. GAAP, deferred taxes on all temporary tax differences are accrued. Deferred tax assets and liabilities are classified as current or long term, according to the classification of the asset or liability that originates the temporary difference. Deferred income tax assets and liabilities in the same tax jurisdiction are offset among themselves and are not presented at the net value.

In addition for the purpose of reconciliation to U.S. GAAP, the benefits (expenses) of income tax related to U.S. GAAP adjustments were recognized.

Together, these adjustments amounted to R$ (50,314) and R$ (94,857) for the three and six periods ended June 30, 2007 (2006 - R$ (7,764) and R$ (84,510)), respectively in the statements of operations. The aggregate net deferred tax assets reflected in the shareholder's equity at June 30, 2007 was R$ (224,109) (December 31, 2006 – R$ (129,253). No valuation allowance has been provided on the deferred tax assets because management believes that these benefits will, more likely than not, be realized.

On January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation n° 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”). This interpretation prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties.

As a result of the adoption of this interpretation, there has been no impact on the Company’s financials statements.

The Company files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. The Company’s income tax returns, tax and accounting records are subject to review by tax authorities with in variable prescribed periods form five to six years.

TAM Mercosur, as prescribed by the legislation of its country of origin is subject to income tax directly on gross sales and carrying value are recognizing in the financial statements.

(o) Classification of statement of operations line items

Under Brazilian GAAP, the classification of certain income and expense items is presented differently from U.S. GAAP. The consolidated statement of operations under Brazilian GAAP has therefore been reclassified to present a condensed consolidated statement of operations in accordance with U.S. GAAP (Note 31 (r) (i)).The reclassifications, other than those disclosed above, are summarized as follows:

  Interest income and expense and other financial charges reported within operating income in the statement of operations presented under Brazilian GAAP have been reclassified to non-operating income (expenses) in the condensed consolidated statement of operations in accordance with U.S. GAAP.

  Under Brazilian GAAP, gains and losses on the disposal of property, plant and equipment and investments or impairment of fixed assets are classified as non-operating income (expense) while under U.S. GAAP they are classified as an adjustment to operating income.

  The net income (loss) differences between Brazilian GAAP and U.S. GAAP, as detailed in the reconciliation (Note 31 (q) (i)), were incorporated in the statement of operations in accordance with U.S. GAAP.

  Cost of services rendered and operating income (expenses) under U.S. GAAP have been presented by type of expense, following disclosure standards used by the airline industry.

(p) Classification of balance sheet line items

Under Brazilian GAAP, the classification of certain balance sheet items is presented differently from U.S. GAAP. The Company recast our consolidated balance sheet prepared in accordance with BR GAAP to present a condensed consolidated balance sheet in accordance with U.S. GAAP (Note 31 (r) (i). The reclassifications, other than those disclosed above, are summarized as follows:

  Under BR GAAP, according to Normas e Procedimentos de Contabilidade n° 20 - "Demonstração dos Fluxos de Caixa" cash and cash equivalents consist principally of highly liquid cash deposits and marketable securities, but there is no requirement that there is insignificant potential changes in value because of interest rate change nor is there a maximum 90 day original period to maturity.

  Under U.S. GAAP, the Company's funds are considered to be subject to potential change in value due to changes in interest rates or have underlying securities with original maturities greater than 90 days. Therefore, under U.S. GAAP, such multi market funds were classified under marketable securities in the balance sheet.

  Under U.S. GAAP, certain deferred charges were reclassified to property, plant and equipment, according to their nature.

  Under BR GAAP, deferred income taxes are not netted and assets are presented separately from liabilities. For U.S. GAAP purposes, deferred tax assets and liabilities are netted and classified as current or non-current based on the classification of the underlying temporary difference.

  Cost of public equity offering under U.S. GAAP was reclassified to Capital in the Shareholder’s equity for the three and six months period ended June 30, 2006 in the amount of R$ 2,652 and R$ 8,444, respectively.

(q) Reconciliation of the differences between BR GAAP and U.S. GAAP

(i) Net income

		Three-month periods		Six-month periods
			ended June 30,		ended June 30,

	Note 31	2007	2006	2007	2006

			(Note 21(g))		(Note 21(g))

Net income under Brazilian GAAP		(28,638)	133,691	30,543	260,429

Reversal of revaluation depreciation	(c) (i)	840	915	2,246	1,830
Lease contracts
Depreciation of capitalized financial lease	(c) (ii)	(34,748)	(33,485)	(67,893)	(67,159)
Foreign exchange variation on finance lease	(c) (ii)	135,679	8,659	229,405	199,158
Interest expense on financial lease	(c) (ii)	(35,933)	(30,280)	(69,416)	(64,245)
Result on the aircraft return	(c) (ii)		(4,023)	(5,161)	(4,023)
Reversal of operating lease expense	(c) (ii)	80,842	83,662	178,156	167,249

Total lease contracts		145,840	24,533	265,091	230,980

Amortization of gain on sale-leaseback
transactions, net	(c)(iv)	8,022	8,459	16,043	17,792
Depreciation of additional indexation of
permanent assets for 1996 and 1997	(b)	(17)	(22)	(34)	(44)
Reversal of goodwill amortization	(e) (i)	179	179	358	358
Common control – Mercosur	(e) (ii)	3,394	(4,597)	2,374	(4,265)
Pension plan	(f)	91	680	182	1,360
Revenue recognition on partnership with
Loyalty Program	(h)	(3,865)	(10,855)	(9,270)	(15,007)
Stock option plan	(i)	(5,347)	(1,540)	(5,709)	(3,076)
Maintenance	(k)	(1,032)		129
Deferred income tax and social contribution
on adjustment above	(n)	(50,314)	(7,764)	(94,857)	(84,510)
Public equity offering	(p)		2,652		8,444

Net income under U.S. GAAP		69,153	146,331	207,096	414,291

(ii) Stockholders’ equity

		June,	December
	Note 31	30, 2007	31, 2006

			(Note 21 (g))

Stockholders’ equity as reported under Brazilian GAAP		1,472,770	1,443,432

Additional indexation of permanent assets for 1996 and 1997, net of depreciation	(b)	34	68
Reversal of revaluation, net	(c) (i)	(144,424)	(147,874)
Lease contracts	(c) (ii)	870,545	605,454
Deferral of gain on sale-leaseback transaction	(c) (iv)	(195,568)	(211,611)
Reversal of goodwill amortization	(e) (i)	9,321	8,963
Business combination (Mercosur)	(e) (ii)	11,828	11,828
Pension plan	(f)	861	679
Revenue recognition on partnerships with Loyalty Program	(h)	(39,468)	(30,198)
Stock options program	(i)	(15,877)	(10,168)
Maintenance	(k)	(8,564)	(8,693)
Deferred income tax and social contribution on adjustments above	(o)	(224,109)	(129,253)
Minority interest on adjustments above		(729)	(729)

Stockholders’ equity as reported under U.S. GAAP		1,736,620	1,531,898

(r) Condensed consolidated interim financial information under U.S. GAAP

Based on the reconciliation items and description above, the condensed consolidated balance sheet, condensed consolidated statement of operations and condensed statement of changes in stockholders’ equity of TAM, under U.S. GAAP, were presented as follows:

(i) Consolidated balance sheet under U.S. GAAP

Based on the reconciliation items and description above, the condensed consolidated balance sheet, condensed consolidated statement of operations and condensed statement of changes in stockholders’ equity of TAM, under U.S. GAAP, are as follows:

	June	December
Assets	30, 2007	31, 2006

Current assets
Cash and cash equivalents	653,184	299,507
Marketable securities	1,857,432	2,153,471
Customers accounts receivable (net of allowance for doubtful
accounts – R$ 42,849 and R$ 38,387, respectively)	964,133	780,972
Inventories	111,688	113,875
Taxes recoverable	145,705	67,345
Advances to aircraft manufacturers	156,543	221,793
Deferred income tax and social contribution	6,706	25,425
Prepaid expenses	115,830	117,327
Other	125,609	72,765

	4,136,830	3,852,480

Long-term assets
Advances to aircraft manufactures	671,286	130,915
Deposits in guarantee	176,092	144,444
Judicial deposits	70,007	55,577
Advances to aircraft maintenances	98,721	46,596
Other	21,901	26,346

	1,038,007	403,878

Investments
Goodwill	9,680	9,680
Other investments	70	70
Property, plant and equipment	3,584,497	3,391,292

	3,594,247	3,401,042

Total assets	8,769,084	7,657,400

	June	December
Liabilities and stockholders’ equity	30, 2007	31, 2006

Current liabilities
Suppliers	347,281	346,817
Short-term debt, including current portion of long-term debt	306,689	221,908
Obligations under finance lease and lease payable	358,204	335,254
Return of Fokker 100 fleet	8,494	11,813
Advance from ticket sales	860,978	759,210
Debentures	49,398	60,588
Salaries and payroll charges	183,044	194,128
Taxes and tariffs payable	69,623	63,783
Deferred gain on sale-leaseback	32,085	32,085
Provision for income tax and social contribution	74,285	1,993
Interest on own capital and dividends payable	171	137,269
Senior notes	7,813
Other	211,831	198,596

	2,509,896	2,363,444

Long-term liabilities
Long-term debt	571,778	230,864
Obligation under financial lease	1,841,217	2,033,771
Return of Fokker 100 fleet	50,869	62,806
Provision for contingencies	763,457	722,761
Debentures	500,000	508,076
Senior notes	577,860
Deferred income tax and social contribution	34,961	9,284
Deferred gain on sale-leaseback	163,483	179,526
Other	16,160	12,226

	4,519,785	3,759,314

Minority interest	2,783	2,744

Stockholders’ equity	1,736,620	1,531,898

Total liabilities and stockholders’ equity	8,769,084	7,657,400

(ii) Consolidated statement of operations under U.S. GAAP

	Three-month periods		Six-month periods
	ended June 30,		ended June 30,

	2007	2006	2007	2006

Net operating revenue	1,965,839	1,721,583	3,794,446	3,307,016

Operating expenses
Personnel	314,158	205,874	582,170	396,690
Fuel	641,009	507,800	1,211,258	977,605
Aircraft and flight equipment lease	111,519	102,153	239,385	182,403
Selling and marketing	233,564	195,662	427,581	400,920
Landing, take-off and navigational tariffs	103,845	72,753	203,101	141,849
Depreciation and amortization	59,285	56,043	116,191	110,934
Maintenance (except personnel)	107,568	102,226	212,418	180,047
Services rendered by third parties	118,588	116,771	260,990	235,740
Aircraft insurance	8,368	8,351	16,878	17,242
Other	199,288	111,868	309,779	183,824

	1,897,192	1,479,501	3,579,751	2,827,254

Operating income	68,647	242,082	214,695	479,762

Financial income (expenses), net	41,301	(20,993)	108,243	154,588

Income before income tax and social contribution
and minority interest	109,948	221,089	322,938	634,350

Income tax and social contribution	(40,765)	(74,751)	(115,614)	(219,860)

Income before minority interest	69,183	146,338	207,324	414,490

Minority interest	(30)	(7)	(228)	(199)

Net income for the period	69,153	146,331	207,096	414,291

(iii) Condensed statement of stockholders’ equity movement under U.S. GAAP

	June 30, 2007	March 31, 2007	June 30, 2006	March 31, 2006

At beginning of the period	1,670,861	1,531,898	1,064,118	620,151

Capital increase			7,935	26,381
Share issuance cost			(2,652)	(5,792)
Capital reserve			55,229	183,619
Stock option program			1,540	1,536
Dividends				(29,405)

Cumulative translation adjustment	(3,394)	1,020	4,597	(332)
Net income for the period	69,153	137,943	146,331	267,960
Comprehensive income	65,759	138,963	150,928	267,628

At end of the period	1,736,620	1,670,861	1,277,098	1,064,118

(iv) Consolidated statement of cash flow under U.S. GAAP

	Three-month periods		Six-month periods
	ended June 30,		ended June 30,

	2007	2006	2007	2006

Cash flows from operating activities

Net income for the period	69,153	146,331	207,096	414,291

Adjustments to reconcile net income to cash provided by
operating activities
Depreciation and amortization	59,285	56,043	116,191	110,934
Deferred income tax and social contribution	10,148	15,984	37,313	119,112
Provision for contingencies	2,176	48,352	40,696	24,358
Residual value of long lived assets disposals	2,871	4,105	8,636	5,393
Indexation charges and exchange variations, net	(124,046)	6,209	(231,101)	(202,164)
Other provisions	7,212	17,394	6,117	9,954
Minority interest	30	7	228	199

(Increase) decrease in assets
Short term investments	(23,283)	(344,725)	296,038	(547,381)
Trade accounts receivable	(28,556)	(86,211)	(187,622)	(50,033)
Inventories	12,330	(14,046)	1,732	(10,854)
Taxes recoverable	(36,598)	69,353	(78,360)	(10,304)
Prepaid expenses	(17,337)	18,411	(9,270)	9,032
Deposits in guarantee	(27,728)	(3,943)	(46,494)	(4,654)
Judicial deposits	(11,037)	5,086	(14,490)	3,799
Deferred income tax and social contribution	23	2,921	4,020	7,317
Advances to aircraft maintenances	(28,549)		(52,125)
Other	(88,882)	(32,969)	(59,217)	(46,928)

Increase (decrease) in liabilities
Suppliers	(60,782)	46,507	464	26,370
Financial and operating leases	(41,692)	(11,659)	(84,104)	(46,077)
Salaries and payroll charges	35,835	10,970	(11,084)	958
Advance from ticket sales	90,239	150,679	101,768	132,867
Taxes and tariffs payable	(1,491)	8,445	5,840	16,546
Income tax and social contribution payable	30,598	(41,908)	72,292	(4,323)
Return of Fokker 100 fleet	(6,030)	(4,937)	(9,295)	(8,202)
Other	23,860	(30,397)	8,781	(60,288)

Net cash provided by (used in) operating activities	(152,251)	36,002	124,050	(110,078)

	Three-month periods		Six-month periods
		ended June 30,		ended June 30,

	2007	2006	2007	2006

Cash flows from investing activities

Advances to aircraft manufacturers	(303,997)	(10,720)	(529,388)	(63,301)
Acquisition of property, plant and equipment	(83,970)	(27,323)	(114,314)	(45,754)

Net cash provided by (used in) investing activities	(387,967)	(380,43)	(643,702)	(109,055)

Cash flows from financing activities

Capital increase		63,164		273,164
Dividends paid	(2)	(3)	(137,106)	(29,045)
Short and long-term debt:
Issuance	885,198	304,586	1,275,225	611,126
Repayments	(443,146)	(275,040)	(756,569)	(479,168)
Finance lease:
Repayments	(46,152)	(74,917)	(107,241)	(126,605)
Debentures:
Repayments	(1,225)	(4,373)	(8,060)	(8,747)
Senior notes:
Issuance	607,080		607,080

Net cash provided by financing activities	1,001,753	13,417	873,329	240,725

Increase in cash and cash equivalents	461,535	11,376	353,677	21,592

Cash and cash equivalents at the end of the period	653,184	114,527	653,184	114,527
Cash and cash equivalents at the beginning of
the period	(191,649)	(103,151)	(299,507)	(92,935)

Change in cash and cash equivalents	461,535	11,376	353,677	21,592

Supplemental disclosure of cash flow information:

Interest paid (including R$ 34,690 and R$ 70,914
(2006 – R$ 9,286 and R$ 40,643) of interest paid
of finance lease under U. S. GAAP for the three
and six periods ended June 30, 2007, respectively).	53,553	18,816	138,007	58,364

Non cash investing and financing activities -
acquisition of aircrafts under finance lease	68,688		212,113

Income taxes paid	16,334	8,679	38,322	78,229

(s) Business segments

Under BR GAAP, no separate segment reporting is required.

Under U.S. GAAP, SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly for assessing segment performance and allocating resources to segments. Measures of profit or loss, total assets and other related information are required to be disclosed for each operating segment. In addition, this standard requires the annual disclosure of information concerning revenues derived from the enterprise’s products or services, countries in which revenues or assets are generated and major customers.

SFAS 131 requires that segment data be presented in the U.S. GAAP financial statements in accordance with the internal information that is used by management for operating decision making, including allocation of resources among segments, and segment performance. This information results from the statutory accounting records kept under U.S. GAAP and BR GAAP, the Company considers that it has only one reportable segment.

(t) Additional disclosure – Advertising and publicity expenses

Advertising and publicity expenses totaled R$ 11,116 and R$ 25,930 for the three and six periods ended June 30, 2007 (2006 – R$ 10,019 and R$ 17,493), respectively and are being classified as selling and marketing expenses.

(u) Recently issued accounting pronouncements

In September 2006, the FASB issued FAS 157, “Fair Value Measurement”, which clarifies and set up a framework for measuring fair value and expands disclosure about fair value measurement. The Company is currently evaluating the impact that the application of this new standard will have on its financial statements, as of January 1, 2008.

In February, 2007, the FASB issued FAS 159 "The Fair Value Option for Financial Assets and Financial Liabilities" including an amendment of FASB Statement 115 "Accounting for Certain Investments in Debt and Equity Securities", permits the company to choose to measure many financial instruments and certain other items at fair value. The Company is currently evaluation the impact that the application of this new standard will have on its financial statements, as of 2007.

32 Consolidation schedules

In accordance to rule S-X 3-10 the Company is presenting the consolidation schedules for the following entities: TAM S.A. (parent company and guarantor), TAM Linhas Aéreas S.A. (guarantor), TAM Mercosur, TAM Fidelidade, TAM Capital and TAM Financial (non guarantors). All U.S. GAAP adjustments presented in Note 31 are related to TAM Linhas Aéreas S.A., except for the adjustments (e) Business Combinations — (ii) Common control and negative goodwill — Mercosur, and (q) Classification of balance sheet items — Cost of public equity offering which relate to TAM S.A. Such adjustments are not significant for TAM S.A.

(i) Balance sheet

	As of June 30, 2007

				Consolidation
	TAM S.A	TLA	Others	adjustments	Consolidated

	(Parent
	Company and		(Non
	guarantor)	(Guarantor)	guarantors)
			(In thousand of reais)
Assets
Current
Cash and banks	744	52,268	65,708	116	118,836
Marketable securities	521,973	1,226,322	670,474	(26,988)	2,391,781
Customer accounts receivable		978,849	34,286	(49,002)	964,133
Inventories		110,943	745		111,688
Taxes recoverable	12,774	126,597	6,334		145,705
Advances to aircraft manufacturers		156,543			156,543
Dividends receivable	16,911			(16,911)
Deferred income tax and social contribution	2,165	31,886			34,051
Prepaid expenses	318	121,650	7,242		129,210
Other		77,026	6,354	42,229	125,609

	554,885	2,882,085	791,143	(50,557)	4,177,556

Non-current
Long-term assets
Advances to aircraft manufacturers		317,650	353,636		671,286
Deposits in guarantee		162,039	15,487	(1,433)	176,092
Related parties		536	197	(733)
Deferred income tax and social contribution		161,800			161,800
Judicial deposits	14	69,550	444		70,007
Advances for aircraft maintenance		98,721			98,721
Other	1,323	8,474	12,104		21,901

	1,337	818,770	381,868	(2,167)	1,199,807

Permanent assets
Other investments	1,444,522	87,958		(1,532,410)	70
Property, plant and equipment		833,965	13,237		847,202
Deferred charges				359	359

	1,444,522	921,923	13,237	(1,532,051)	847,631

	1,445,859	1,740,693	395,104	(1,534,218)	2,047,438

Total assets	2,000,744	4,622,778	1,186,248	(1,584,775)	6,224,994

	As of June 30, 2007

				Consolidation
	TAM S.A	TLA	Others	adjustments	Consolidated

	(Parent Company and guarantor)
			(Non
		(Guarantor)	guarantors)
		(In thousand of reais)
Liabilities and Stockholders' Equity
Current liabilities
Suppliers		327,464	67,803	(47,986)	347,281
Short-term debt including current portion of
long-term debt		305,343	1,345		306,689
Obligations under finance lease and lease
payable		68,802			68,802
Return of Fokker 100 fleet		8,494			8,494
Advance ticket sales		844,499	16,479		860,978
Debentures	25,253	24,144		1	49,398
Salaries and payroll charges	65	180,697	2,282		183,044
Taxes and tariffs payable	31	68,799	793		69,623
Income tax and social contribution payable		74,285			74,285
Interest on own capital and dividends payable	523	16,911		(16,911)	523
Senior notes			7,813		7,813
Other	2	149,315	9,829	13,726	172,872

	25,874	2,068,755	106,345	(51,171)	2,149,802

Non-current
Long-term liabilities
Long-term debt		218,142	353,636		571,778
Obligation under financial lease		69,073			69,073
Return of Fokker 100 fleet		50,869			50,869
Provision for contingencies		757,829	4,063	1,564	763,457
Debentures	500,000				500,000
Senior notes			577,860		577,860
Deferred income taxes and social contribution		55,222			55,222
Related parties	536		1,016	(1,552)
Other	1,564	281	116,371	(117,935)	281

	502,100	1,729,276	475,087	(117,923)	2,588,540

Deferred income				11,099	11,099

Minority interest				2,783	2,783

Stockholders' equity
Capital	675,000	659,701	34,986	(694,687)	675,000
Capital reserve	102,855		327	(327)	102,855
Revaluation reserve	144,424	135,299	8,921	(144,220)	144,424
Retention profit	523,657	583,928	(17,278)	(566,650)	523,657
Retained earnings	26,834	23,679		(23,679)	26,834

	1,472,770	1,402,607	26,956	(1,429,563)	1,472,770

Total liabilities and stockholders' equity	2,000,744	4,622,778	1,186,248	(1,584,775)	6,224,994

	As of December 31, 2006

		TAM
		Linhas		Consolidation
	TAM S.A	Aéreas S.A	Others	adjustments	Consolidated

	(Parent Company and guarantor)
			(Non
		(Guarantor)	guarantors)
		(In thousand of reais)
Assets

Current
Cash and banks	146	59,998	62,222	92	122,458
Marketable securities	668,505	1,667,741		(5,726)	2,330,520
Customer accounts receivable		791,990	29,937	(40,955)	780,972
Inventories		113,233	642		113,875
Taxes recoverable	6,769	53,801	6,775		67,345
Advances to aircraft manufacturers		221,793			221,793
Dividends receivable	44,495			(44,495)
Deferred income tax and social contribution	1,164	34,953			36,117
Prepaid expenses	1,800	107,087	2,147	6,293	117,327
Other		52,805	7,951	12,009	72,765

	722,879	3,103,401	109,674	(72,782)	3,863,172

Non-current
Long-term assets
Advances to aircraft manufacturers		130,915			130,915
Deposits in guarantee		144,444	1,607	(1,607)	144,444
Related parties		536	197	(733)
Deferred income tax and social contribution		109,277			109,277
Judicial deposits	14	54,743	820		55,577
Advances for aircraft maintenance		46,596			46,596
Other		26,346			26,346

	14	512,857	2,624	(2,340)	513,155

Permanent assets
Other investments	1,394,939	70		(1,394,939)	70
Property, plant and equipment		775,559	16,126		791,685
Deferred charges				717	717

	1,394,939	775,629	16,126	(1,394,222)	792,472

	1,394,953	1,288,486	18,750	(1,396,562)	1,305,627

Total assets	2,117,832	4,391,887	128,424	(1,469,344)	5,168,799

	As of December 31, 2006

		TAM
		Linhas		Consolidation
	TAM S.A	Aéreas S.A	Others	adjustments	Consolidated

	(Parent
	Company and		(Non
	guarantor)	(Guarantor)	guarantors)
		(In thousand of reais)
Liabilities and Stockholders' Equity

Current liabilities
Suppliers		321,981	66,898	(42,062)	346,817
Short-term debt including current portion of long-term
debt		221,908			221,908
Obligations under finance lease and lease payable		69,108			69,108
Return of Fokker 100 Fleet		11,813			11,813
Advance ticket sales		743,975	15,236		759,210
Debentures	28,573	32,015			60,588
Salaries and payroll charges	115	189,705	4,308		194,128
Taxes and tariffs payable	25	62,494	1,265		63,783
Income tax and social contribution payable		1,993			1,993
Interest on own capital and dividends payable	137,629	44,495		(44,495)	137,629
Other	4	174,982	8,478	(14,744)	168,720

	166,346	1,874,467	96,185	(101,301)	2,035,697

Non-current
Long-term liabilities
Long-term debt		230,864			230,864
Obligation under financial lease		92,954			92,954
Return of Fokker 100 fleet		62,806			62,806
Provision for contingencies		718,466	4,295		722,761
Debentures	500,000	8,076			508,076
Deferred income taxes and social contribution		56,306			56,306
Related parties	536			(536)
Other	1,565	495			2,060

	502,101	1,169,967	4,295	(536)	1,675,827

Deferred income				11,099	11,099

Minority interest				2,744	2,744

Stockholders' equity
Capital	675,000	123,632	36,605	(160,237)	675,000
Advance for future capital increase		508,486		(508,486)
Capital reserve	102,855		250	(250)	102,855
Revaluation reserve	147,874	137,360	10,342	(147,702)	147,874
Retention profit	523,656	583,927	(19,253)	(564,675)	517,703

	1,449,385	1,353,406	27,944	(1,381,350)	1,443,432

Total liabilities and stockholders' equity	2,117,832	4,397,839	128,424	(1,469,344)	5,168,799

(ii) Statement of Operations

	For the three period ended June 30, 2007

		TAM
		Linhas		Consolidation
	TAM S.A	Aéreas S.A	Others	adjustments	Consolidated

	(Parent Company		(Non
	and guarantor)	(Guarantor)	guarantors)
		(In thousand of reais)

Revenue
Air transportation revenues		1,856,285	40,935		1,897,220
Other operating revenues		152,300	12,011	(8,023)	156,288
Taxes and deductions		(82,982)	(822)		(83,804)

Net operating revenues		1,925,603	52,124	(8,023)	1,969,704

Cost of services rendered		(1,378,957)	(35,336)	8,023	(1,406,270)

Gross profit		546,646	16,788		563,434

Operating income (expenses)
Selling		(372,351)	(13,887)	(1)	(386,239)
General and administrative	(545)	(136,832)	(4,190)	(4)	(141,571)
Executive management fees	(254)	(2,247)	(137)	1	(2,637)
Financial expenses	(16,058)	(127,854)	(15,617)	10,508	(149,021)
Financial income	15,400	65,084	15,263	(9,459)	86,288
Equity	(28,114)	(393)		28,507
Other operating expenses, net	(179)	(8,557)	(551)	1	(9,286)

Operating income	(29,750)	(36,504)	(2,331)	29,553	(39,032)

Non-operating income (expense), net		2,401	(2,092)		309

Income before income tax and social
contribution	(29,750)	(34,103)	(4,423)	29,553	(38,723)

Income tax and social contribution	1,112	8,822		1	9,935

Income before minority interest	(28,638)	(25,281)	(4,423)	29,554	(28,788)

Minority interest				150	150

Net income for the period	(28,638)	(25,281)	(4,423)	29,704	(28,638)

	For the three period ended June 30, 2006

		TAM
		Linhas		Consolidation
	TAM S.A	Aéreas S.A	Others	adjustments	Consolidated

	(Parent Company		(Non
	and guarantor)	(Guarantor)	guarantors)
		(In thousand of reais)
Revenue
Air transportation revenues		1,633,744	36,295		1,670,039
Other operating revenues		148,648	10,147	(4,820)	153,975
Taxes and deductions		(90,903)	(674)		(91,577)

Net operating revenues		1,691,489	45,768	(4,820)	1,732,437

Cost of services rendered		(1,117,433)	(27,915)	1,797	(1,143,551)

Gross profit		574,056	17,853	(3,023)	588,886

Operating income (expenses)
Selling		(245,904)	(12,886)	789	(258,001)
General and administrative	(2,863)	(93,865)	(3,830)	2,232	(98,326)
Executive management fees	(113)	(6,772)	(66)		(6,951)
Financial expenses	(736)	(107,910)	(1,546)	44,802	(65,390)
Financial income	20,848	84,162	635	(44,800)	60,845
Equity	121,964	(10,308)		(111,656)
Other operating expenses, net	(179)	(16,138)	(9,238)	(1)	(25,556)

Operating income	138,921	177,321	(9,078)	(111,657)	195,507

Non-operating income (expense), net		1,199	3,757		4,956

Income before income tax and social contribution	138,921	178,520	(5,321)	(111,657)	200,463

Income tax and social contribution	(5,230)	(61,292)			(66,522)

Income before minority interest	133,691	117,228	(5,321)	(111,657)	133,941

Minority interest				(250)	(250)

Net income (loss) for the period	133,691	117,228	(5,321)	(111,907)	133,691

	For the six period ended June 30, 2007

		TAM
		Linhas		Consolidation
	TAM S.A	Aéreas S.A	Others	adjustments	Consolidated

	(Parent Company		(Non
	and guarantor)	(Guarantor)	guarantors)
		(In thousand of reais)

Revenue
Air transportation revenues		3,569,122	83,397		3,652,519
Other operating revenues		306,081	23,628	(15,398)	314,311
Taxes and deductions		(161,195)	(1,918)		(163,113)

Net operating revenues		3,714,008	105,107	(15,398)	3,803,717

Cost of services rendered		(2,707,105)	(67,665)	15,397	(2,759,373)

Gross profit		1,006,903	37,442	(1)	1,044,344

Operating income (expenses)
Selling		(625,350)	(27,307)	1	(652,656)
General and administrative	(934)	(247,458)	(7,769)	1	(256,160)
Executive management fees	(576)	(13,445)	(280)		(14,301)
Financial expenses	(33,280)	(167,114)	(57,201)	23,256	(234,339)
Financial income	35,171	105,483	56,619	(23,257)	174,016
Equity	29,520	(1,769)		(27,751)
Other operating expenses, net	(358)	(15,652)	(554)	3	(16,561)

Operating income	29,543	41,598	950	(27,748)	44,343

Non-operating income (expense), net		6,648	(666)	(2)	5,980

Income before income tax and social
contribution	29,543	48,246	284	(27,750)	50,323

Income tax and social contribution	1,000	(20,676)		(1)	(19,677)

Income before minority interest	30,543	27,570	284	(27,751)	30,646

Minority interest				(103)	(103)

Net income for the period	30,543	27,570	284	(27,854)	30,543

	For the six period ended June 30, 2006

		TAM
		Linhas		Consolidation
	TAM S.A	Aéreas S.A	Others	adjustments	Consolidated

	(Parent Company		(Non
	and guarantor)	(Guarantor)	guarantors)
		(In thousand of reais)
Revenue
Air transportation revenues		3,173,370	74,828		3,248,198
Other operating revenues		227,040	22,247	(9,677)	239,610
Taxes and deductions		(164,258)	(1,527)		(165,785)

Net operating revenues		3,236,152	95,548	(9,677)	3,322,023

Cost of services rendered		(2,131,473)	(54,661)	9,761	(2,176,373)

Gross profit		1,104,679	40,887	84	1,145,650

Operating income (expenses)
Selling		(495,599)	(26,479)	1,943	(520,135)
General and administrative	(10,095)	(176,950)	(7,419)	(2,026)	(196,490)
Executive management fees	(633)	(13,604)	(373)		(14,610)
Financial expenses	(2,926)	(131,401)	(2,882)	24,386	(112,823)
Financial income	36,826	106,996	976	(24,386)	120,412
Equity	244,875	(10,151)		(234,724)
Other operating expenses, net	(358)	(26,747)	(9,238)	(1)	(36,344)

Operating income	267,689	357,223	(4,528)	(234,724)	385,660

Non-operating income (expense), net		6,781	2,837		9,618

Income before income tax and social contribution	267,689	364,004	(1,691)	(234,724)	395,278

Income tax and social contribution	(7,260)	(127,164)			(134,424)

Income before minority interest	260,429	236,840	(1,691)	(234,724)	260,854

Minority interest				(425)	(425)

Net income (loss) for the period	260,429	236,840	(1,691)	(235,149)	260,429

(iii) Statement of cash flows

	For the three period ended June 30, 2007

		TAM Linhas		Consolidation
	TAM S.A	Aéreas S.A.	Others	adjustments	Consolidated

	(Parent Company		(Non
	and guarantor)	(Guarantor)	guarantors)
		(In thousand of reais)
Cash flows from operating activities

Net income for the period	(28,638)	(25,281)	(3,376)	28,657	(28,638)
Adjustments to reconcile net income to cash
provided by operating activities

Depreciation and amortization		26,826	216		27,042
Deferred income tax and social contribution	(1,000)	(40,040)	484		(40,556)
Provision for contingencies and
tax obligations under judicial deposits		2,217	(41)		2,176
Equity	28,114	393		(28,507)
Amortization of goodwill	179				179
Residual value of long lived assets disposals		2,145	(726)		2,871
Indexation charges and exchange variations, net	15,434	41,543	(10,079)		46,898
Other provisions		3,377	(302)		3,075
Minority interest				(150)	(150)

	14,089	11,180	(12,372)		12,897

(Increase) decrease in assets
Trade accounts receivable		(32,364)	(2,334)	6,142	(28,556)
Inventories		12,327	3		12,330
Taxes recoverable	(4,281)	(32,066)	(251)		(36,598)
Prepaid expenses	1,402	(13,141)	(5,598)		(17,337)
Advances to aircraft manufacturers		(66,732)	(237,265)		(303,997)
Deposits in guarantee		(13,487)	(14,103)	(138)	(27,728)
Deferred income tax and social contribution	(6)	514	(485)		23
Judicial deposits		(11,037)			(11,037)
Advances for aircraft maintenance		(28,549)			(28,549)
Other	(1,323)	(49,787)	(14,204)	(23,568)	(88,882)

Increase (decrease) in liabilities
Suppliers		(64,103)	7,438	(4,117)	(60,782)
Salaries and payroll charges	(41)	37,443	(1,567)		35,835
Advance from ticket sales		86,949	3,290		90,239
Taxes and tariffs payable	(6)	(1,689)	204		(1,491)
Financial and operating lease		(4,482)			(4,482)
Income tax and social contribution payable	(106)	30,704	1		30,599
Return of Fokker 100 fleet		(9,295)	3,265		(6,030)
Related parties			1,016	(1,016)
Other	(3)	25,704	(5,594)	3,753	23,860

Net cash provided by operating activities	9,725	(121,911)	(278,556)	(18,944)	(409,686)

					(continued)
	For the three period June 30, 2007

		TAM Linhas		Consolidation
	TAM S.A	Aéreas S.A.	Others	adjustments	Consolidated
	(Parent
	company and		(Non
	guarantor)	(Guarantor)	guarantors)
		(In thousand of reais)

Cash flows from investing activities
Acquisition of property, plant and equipment		(84,702)	732		(83,970)

Net cash used in investing activities		(84,702)	732		(83,970)

Cash flows from financing activities
Dividends paid	(2)				(2)
Advance for future capital increase from parent
company
Finance lease - issuance		526,615	358,583		885,198
Finance lease - repayments		(489,445)	(14,108)		(503,553)
Operating lease - repayments		(2,521)			(2,521)
Debentures - repayments		(7,730)	1		(7,729)
Senior notes			607,080		607,080

Net cash provided by financing activities	(2)	26,919

Increase in cash and banks and financial
investments	9,723	(179,694)	673,733	(18,944)	484,817

Cash and banks and financial investments at the
end of the period	522,717	1,278,590	736,183	(26,872)	2,510,617
Cash and banks and financial investments at the
beginning of the period	512,994	1,458,284	62,450	(7,928)	2,025,800

Change in cash and banks and
financial investments	9,723	(179,694)	673,733	(18,944)	484,817

	For the six period ended June 30, 2007

		TAM Linhas		Consolidation
	TAM S.A	Aéreas S.A.	Others	adjustments	Consolidated

	(Parent
	company and		(Non
	guarantor)	(Guarantor)	guarantors)
		(In thousand of reais)
Cash flows from operating activities

Net income (loss) for the period	30,543	27,570	284	(27,854)	30,543
Adjustments to reconcile net income to cash
provided by operating activities
Depreciation and amortization		53,605	445		54,050
Deferred income tax and social contribution	(1,000)	(57,629)	1		(58,628)
Provision for contingencies and
tax obligations under judicial deposits		39,363	1,333		40,696
Equity	(29,520)	1,769		27,751
Amortization of goodwill	358				358
Residual value of long lived assets disposals		2,749	726		3,475
Indexation charges and exchange variations, net	31,488	67,399	(10,060)		88,827
Other provisions		(708)	(330)		(1,038)
Minority interest				103	103

	31,869	134,118	(7,601)		158,386

(Increase) decrease in assets
Trade accounts receivable		(191,650)	(4,019)	8,047	(187,622)
Inventories		1,835	(103)		1,732
Taxes recoverable	(6,005)	(72,796)	441		(78,360)
Prepaid expenses	1,482	(11,951)	(5,094)	6,293	(9,270)
Advances to aircraft manufacturers		(292,123)	(237,265)		(529,388)
Deposits in guarantee		(32,253)	(14,067)	(174)	(46,494)
Related parties
Deferred income tax and social contribution		4,022	(2)		4,020
Judicial deposits		(14,807)	317		(14,490)
Advances to aircraft manufacturers		(52,125)			(52,125)
Other	(1,323)	(16,573)	(11,101)	(30,220)	(59,217)

Increase (decrease) in liabilities
Suppliers		5,483	905	(5,924)	464
Salaries and payroll charges	(50)	(9,008)	(2,026)		(11,084)
Advance from ticket sales		100,524	1,244		101,768
Taxes and tariffs payable	6	6,305	(471)		5,840
Financial and operating lease		(7,498)			(7,498)
Income tax and social contribution payable		72,292			72,292
Return of Fokker 100 fleet		(9,295)			(9,295)
Related parties			1,016	(1,016)
Other	(2)	7,243	(216)	1,756	8,781

Net cash provided by (used in) operating
activities	25,977	(378,257)	(278,042)	(21,238)	(651,560)

				(continued)
	For the six period ended June 30, 2007

		TAM Linhas		Consolidation
	TAM S.A	Aéreas S.A.	Others	adjustments	Consolidated

	(Parent
	company and		(Non
	guarantor)	(Guarantor)	guarantors)
		(In thousand of reais)
Cash flows from investing activities
Acquisition of property, plant and equipment		(114,760)	446		(114,314)

Net cash provided by (used in) investing
activities		(114,760)	446		(114,314)

Cash flows from financing activities
Capital increase
Dividends paid	(137,106)				(137,106)
Finance lease - issuance		916,642	358,583		1,275,225
Finance lease - repayments		(849,369)	(14,108)		(863,477)
Operating lease - repayments		(5,692)			(5,692)
Debentures - repayments	(34,805)	(17,713)	1		(52,517)
Senior notes			607,080		608,080

Net cash provided by (used in) financing
activities	(171,911)	43,868	951,556		823,513

Increase in cash and banks and financial
investments	(145,934)	(449,149)	673,960	(21,238)	57,639

Cash and banks and financial investments at the
end of the period	522,717	1,278,590	736,183	(26,872)	2,510,617
Cash and banks and financial investments at the
beginning of the period	668,651	1,727,739	62,222	(5,634)	2,452,978

Change in cash and banks and financial
investments	(145,934)	(449,149)	673,960	(21,238)	57,639

	For the three period ended June 30, 2006

		TAM Linhas		Consolidation
	TAM S.A	Aéreas S.A.	Others	adjustments	Consolidated

	(Parent Company		(Non
	and guarantor)	(Guarantor)	guarantors)
		(In thousand of reais)
Cash flows from operating activities

Net income for the period	133,691	117,228	(5,322)	(111,906)	133,691
Adjustments to reconcile net income to cash
provided by operating activities

Depreciation and amortization		24,070	209		24,279
Deferred income tax and social contribution		7,758			7,758
Provision for contingencies and
tax obligations under judicial deposits		47,744	608		48,352
Equity	(121,964)	10,308		111,656
Amortization of goodwill	179				179
Residual value of long lived assets disposals		4,105			4,105
Indexation charges and exchange variations, net		8,647	(68)		8,579
Other provisions		7,063	(4,676)		2,387
Minority interest				250	250

	11,906	226,923	(9,249)		229,580

(Increase) decrease in assets
Trade accounts receivable		(74,034)	(20,252)	8,075	(86,211)
Inventories		(13,962)	(84)		(14,046)
Taxes recoverable	495	69,532	(675)	1	69,353
Prepaid expenses		(3,058)	(28,122)	49,591	18,411
Advances to aircraft manufacturers		(10,720)			(10,720)
Deposits in guarantee		(3,943)	(123)	123	(3,943)
Deferred income tax and social contribution	620	2,301			2,921
Judicial deposits		5,086			5,086
Other	26	4,057	28,938	(65,990)	(32,969)

Increase (decrease) in liabilities
Suppliers		26,939	27,324	(7,756)	46,507
Salaries and payroll charges	(13)	11,082	(96)	(3)	10,970
Advance from ticket sales		143,964	6,715		150,679
Taxes and tariffs payable	(2)	8,310	137		8,445
Financial and operating lease		1,702			1,702
Income tax and social contribution payable	(1,422)	(40,489)	3		(41,908)
Return of Fokker 100 fleet		(6,596)			(6,596)
Other

Net cash provided by operating activities	11,610	315,721	10,758	(19,566)	318,523

				(continued)
		For the three period June 30, 2006

		TAM Linhas		Consolidation
	TAM S.A	Aéreas S.A.	Others	adjustments	Consolidated
	(Parent
	company and		(Non
	guarantor)	(Guarantor)	guarantors)
		(In thousand of reais)

Cash flows from investing activities
Acquisition of property, plant and equipment		(25,362)	(1,961)		(27,323)

Net cash used in investing activities		(25,362)	(1,961)		(27,323)

Cash flows from financing activities
Capital increase	63,164				63,164
Dividends paid	(3)				(3)
Advance for future capital increase from parent
company
Finance lease - issuance		304,586			304,586
Finance lease - repayments		(291,343)			(291,343)
Operating lease - repayments		(4,616)			(4,616)
Debentures - repayments		(6,887)			(6,887)

Net cash provided by financing activities	63,161	1,740			64,901

Increase in cash and banks and financial
investments	74,771	292,099	8,797	(19,566)	356,101

Cash and banks and financial investments at the
end of the period	632,646	953,377	42,736	(64,334)	1,564,425
Cash and banks and financial investments at the
beginning of the period	557,875	661,278	33,939	(44,768)	1,208,324

Change in cash and banks and
financial investments	74,771	292,099	8,797	(19,566)	356,101

	For the six period ended June 30, 2006

		TAM Linhas		Consolidation
	TAM S.A	Aéreas S.A.	Others	adjustments	Consolidated

	(Parent
	company and		(Non
	guarantor)	(Guarantor)	guarantors)
		(In thousand of reais)
Cash flows from operating activities

Net income (loss) for the period	260,429	236,840	(1,691)	(235,149)	260,429
Adjustments to reconcile net income to cash
provided by operating activities

Depreciation and amortization		46,755	440		47,195
Deferred income tax and social contribution		33,678			33,678
Provision for contingencies and
tax obligations under judicial deposits		23,617	741		24,358
Equity	(244,875)	10,151		234,724
Amortization of goodwill	358				358
Residual value of long lived assets disposals		5,393			5,393
Indexation charges and exchange variations, net		3,234	(34)		3,200
Other provisions		2,868	(4,711)		(1,843)
Minority interest				425	425

	15,912	362,536	(5,255)		373,193

(Increase) decrease in assets
Trade accounts receivable		(59,429)	1,383	8,013	(50,033)
Inventories		(10,792)	(62)		(10,854)
Taxes recoverable	4,565	(6,209)	(766)	(7,894)	(10,304)
Prepaid expenses		9,307	(27,643)	27,368	9,032
Advances to aircraft manufacturers		(63,301)			(63,301)
Deposits in guarantee		(4,654)	(69)	69	(4,654)
Related parties		(536)		536
Deferred income tax and social contribution	1,230	6,087			7,317
Judicial deposits		3,799			3,799
Other		(10,374)	30,908	(67,462)	(46,928)

Increase (decrease) in liabilities
Suppliers		21,711	10,883	(6,224)	26,370
Salaries and payroll charges	11	831	116		958
Advance from ticket sales		129,077	3,790		132,867
Taxes and tariffs payable	8	16,334	204		16,546
Financial and operating lease		2,955			2,955
Income tax and social contribution payable	(3,409)	(4,323)			(4,323)
Return of Fokker 100 fleet		(8,202)			(8,202)
Related parties	536			(536)
Other		(66,221)	4,666	1,267	(60,288)

Net cash provided by (used in) operating
activities	18,853	318,596	18,155	(41,454)	314,150

					(continued)
	For the six period ended June 30, 2006

		TAM Linhas		Consolidation
	TAM S.A	Aéreas S.A.	Others	adjustments	Consolidated

	(Parent
	company and		(Non
	guarantor)	(Guarantor)	guarantors)
		(In thousand of reais)
Cash flows from investing activities
Acquisition of property, plant and equipment		(43,830)	(1,924)		(45,754)

Net cash provided by (used in) investing
activities		(43,830)	(1,924)		(45,754)

Cash flows from financing activities
Capital increase	273,164				273,164
Dividends paid	(29,045)				(29,045)
Finance lease - issuance		612,099	(973)		611,126
Finance lease - repayments		(532,721)			(532,721)
Operating lease - repayments		(9,362)	973		(8,389)
Debentures - repayments		(13,558)			(13,558)

Net cash provided by (used in) financing
activities	244,119	56,458			300,577

Increase in cash and banks and financial
investments	262,972	331,224	16,231	(41,454)	568,973

Cash and banks and financial investments at the
end of the period	632,646	953,377	42,736	(64,334)	1,564,425
Cash and banks and financial investments at the
beginning of the period	369,674	622,153	26,505	(22,880)	995,452

Change in cash and banks and financial
investments	262,972	331,224	16,231	(41,454)	568,973

* * *

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.